      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1996
                                                    REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          VITAQUEST INTERNATIONAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                  2096                                 22-3437624
    (STATE OR OTHER JURISDICTION OF                (PRIMARY STANDARD                        (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            INDUSTRIAL CLASSIFICATION                  IDENTIFICATION NO.)
                                                      CODE NUMBER)

                            ------------------------
                                100 LEHIGH DRIVE
                          FAIRFIELD, NEW JERSEY 07004
                                 (201) 575-9200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               EDWARD M. FRANKEL
                             CHAIRMAN AND PRESIDENT
                          VITAQUEST INTERNATIONAL INC.
                                100 LEHIGH DRIVE
                          FAIRFIELD, NEW JERSEY 07004
                                 (201)575-9200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
  COPIES OF ALL COMMUNICATIONS REGARDING THIS REGISTRATION STATEMENT SHOULD BE
                                    SENT TO:

     MORRISON COHEN SINGER & WEINSTEIN, LLP            KRAMER, LEVIN, NAFTALIS & FRANKEL
              750 LEXINGTON AVENUE                              919 THIRD AVENUE
            NEW YORK, NEW YORK 10022                        NEW YORK, NEW YORK 10022
          ATTN: STEPHEN I. BUDOW, ESQ.                  ATTN: THOMAS E. CONSTANCE, ESQ.
           (212) 735-8600 (TELEPHONE)                      (212) 715-9100 (TELEPHONE)
           (212) 735-8708 (FACSIMILE)                      (212) 715-8000 (FACSIMILE)

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same
offering.  / /   ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
                                                      PROPOSED      PROPOSED MAXIMUM
TITLE OF SECURITIES                AMOUNT TO BE   MAXIMUM OFFERING     AGGREGATE         AMOUNT OF
TO BE REGISTERED                   REGISTERED(1)   PRICE PER UNIT  OFFERING PRICE(2) REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..... 8,280,000 shares      $17.00        $140,760,000      $48,537.93
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

(1) Includes 1,080,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          VITAQUEST INTERNATIONAL INC.

CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION
      IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

ITEM NO.                                                          LOCATION IN PROSPECTUS
- --------                                       -------------------------------------------------------------
    1.     Forepart of the Registration
           Statement and Outside Front Cover
           Page of Prospectus................  Facing Page, Outside Front Cover Page
    2.     Inside Front and Outside Back
           Cover Pages of Prospectus.........  Inside Front Cover Page, Outside Back Cover Page
    3.     Summary Information, Risk Factors
           and Ratio of Earnings to Fixed
           Charges...........................  Prospectus Summary; Risk Factors
    4.     Use of Proceeds...................  Prospectus Summary; Use of Proceeds
    5.     Determination of Offering Price...  Outside Front Cover Page; Risk Factors; Underwriting
    6.     Dilution..........................  Risk Factors; Dilution
    7.     Selling Security Holders..........  Principal and Selling Stockholders
    8.     Plan of Distribution..............  Outside Cover Page; Underwriting
    9.     Description of Securities to be
           Registered........................  Outside Cover Page; Prospectus Summary; Risk Factors;
                                               Dividend Policy; Capitalization; Description of Capital
                                               Stock; Shares Eligible for Future Sale; S Corporation
                                               Distributions
   10.     Interests of Named Experts and
           Counsel...........................  Experts, Legal Matters
   11.     Information with Respect to the
           Registrant........................  Outside Cover Page; Prospectus Summary; Risk Factors;
                                               Dividend Policy; S Corporation Distributions; Dilution;
                                               Selected Consolidated Financial Data; Management's Discussion
                                               and Analysis of Financial Condition and Results of
                                               Operations; Business; Management; Certain Relationships and
                                               Related Transactions; Principal and Selling Stockholders;
                                               Description of Capital Stock; Shares Eligible for Future
                                               Sale; Consolidated Financial Statements
   12.     Disclosure of Commission Position
           on Indemnification for Securities
           Act Liabilities...................  Not Applicable

                   SUBJECT TO COMPLETION, DATED MAY 13, 1996
PROSPECTUS
                                7,200,000 SHARES

                          VITAQUEST INTERNATIONAL INC.
                                  COMMON STOCK
                         ------------------------------

     Of the 7,200,000 shares of Common Stock (the "Common Stock") of Vitaquest International Inc. (the "Company") being offered hereby, 2,400,000 shares are being issued and sold by the Company and 4,800,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. After giving effect to the offering made hereby (the "Offering"), the Company will have 16,566,000 shares of Common Stock outstanding.

     Prior to the Offering, there has been no public market for the Common Stock. It is estimated that the initial public offering price will be between
$          and $          per share. See "Underwriting" for information relating
to the determination of the initial public offering price. The Company has applied for its Common Stock to be approved for quotation and trading on the Nasdaq National Market under the Symbol VITQ. There can be no assurance that such approval will be granted.

     THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
                                                 UNDERWRITING                        PROCEEDS TO
                                  PRICE         DISCOUNTS AND        PROCEEDS          SELLING
                                TO PUBLIC       COMMISSIONS(1)    TO COMPANY(2)      STOCKHOLDERS
- ----------------------------------------------------------------------------------------------------
Per Share...................         $                $                 $                 $
- ----------------------------------------------------------------------------------------------------
Total(3)....................         $                $                 $                 $
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting certain offering and related expenses payable by the
    Company, estimated to be $          .
(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase, on a pro rata basis, up to an additional 360,000 shares and 720,000 shares, respectively, to cover over-allotments, if any. If such option is exercised in full, the Total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Stockholders will be $          , $          , $          and $          ,
    respectively. See "Underwriting".

                         ------------------------------

     The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167 on or
about             , 1996.
                         ------------------------------

BEAR, STEARNS & CO. INC.     DONALDSON, LUFKIN & JENRETTE
                                SECURITIES CORPORATION

               THE DATE OF THIS PROSPECTUS IS             , 1996

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and quarterly reports containing unaudited summary consolidated financial information for the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

     Vitaquest International Inc. (the "Company" or "Vitaquest") was incorporated on April 16, 1996 and prior to the effective date of this Offering will be the successor by merger to Garden State Nutritionals, Inc., Windmill Marketing Services, Inc. and Cel-Mark International, Inc. (collectively the "Predecessor Companies"). The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the Notes thereto) appearing elsewhere in this Prospectus. Unless otherwise noted, the information contained in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option and reflects the completion of the merger referred to above and of a 96.67808219-for-1 stock split prior to the date hereof. Unless the context indicates otherwise, references in this Prospectus to the "Company" or "Vitaquest" mean Vitaquest International Inc., its subsidiary and the Predecessor Companies. In 1993, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc. elected to be treated as S corporations for Federal income tax purposes and, accordingly, to change their fiscal year end from August 31, to December 31. The financial information presented herein relates to the fiscal years ended December 31, 1995 and 1994 ("Fiscal 1995" and "Fiscal 1994", respectively), the fiscal years ended August 31, 1993, 1992 and 1991 ("Fiscal 1993", "Fiscal 1992" and "Fiscal 1991",
respectively) and the four month period ended December 31, 1993.

                                  THE COMPANY

     The Company is a custom developer, manufacturer and marketer of vitamins and nutritional supplements, as well as specialty nutritional systems. The Company focuses on adding value for its customers through innovative product development and brand creation. Currently, the Company manufactures a wide variety of products which are sold (i) to over 100 marketers of vitamins, nutritional supplements and specialty nutritional systems who sell to their customers through many different channels of distribution, (ii) to various companies who reach their customers and sell their products through electronic media (such as the Home Shopping Network) and (iii) under its own brand names to over 3,000 independent pharmacies, as well as drug store, supermarket and discount department store chains and to health food stores (such as GNC, which has over 2,000 stores). In Fiscal 1995, more than 50% of the Company's net sales resulted from products which were custom formulated by the Company specifically for its customers. In addition, the Company assists a significant number of these customers with value added services, such as product development, package design and marketing support services. These value added services are considered by the Company to be key components of its strategy to attract customers in the direct marketing and electronic media distribution channels, which accounted for approximately 35% of the Company's net sales in Fiscal 1995.

     The Company operates its business in three divisions: the Garden State division, the Celebrity Marketing division and the Windmill Marketing division.

THE GARDEN STATE DIVISION

     The Garden State division ("Garden State") manufactures and packages vitamins and nutritional supplements for distribution by the Company's customers as well as by the Celebrity Marketing and Windmill Marketing divisions. The Company believes that Garden State differentiates itself from many of its competitors by providing value added services to its customers. In addition to product development, package design and marketing support services, these services include initial market research, as well as technical and compliance support. For direct selling companies, Garden State also provides various consulting services such as assistance in product presentations by Garden State sales and marketing executives to the selling representatives of these companies.

     In Fiscal 1995, Garden State produced several thousand custom formulations of vitamins and nutritional supplements for over 100 companies in more than 25 countries. Garden State's customers sell such products through a variety of distribution channels including independent pharmacies, discount department and health food stores, electronic media, direct selling and direct response. Garden State's customers are primarily branded vitamin companies (such as GT Merchandising & Licensing Corp., a marketer of Richard Simmons endorsed products), direct selling companies (such as Avon (Malaysia) and BeautiControl), health food retailers (such as Hi-Health Supermarket Corp.), specialty retailers (such as Allison Andrews Corporation d/b/a Vitamin Health Centers) and direct response including mail order companies (such as Montgomery Ward Enterprises Inc.). In Fiscal 1995, less than 5% of this division's sales were to retailers for sale under their private label. Net sales in this division were $39.6 million in Fiscal 1995 and represented 65.4% of the Company's aggregate net sales.

THE CELEBRITY MARKETING DIVISION

     The Celebrity Marketing division ("Celebrity Marketing") develops and markets custom nutrition and health related products for sale by its customers through various forms of electronic media, including television home shopping networks and infomercials, as well as other direct response media, using endorsements of celebrities and health and nutrition authorities. In addition to product development, package design and marketing support services, value added services offered by Celebrity Marketing to its customers include training and supervision of celebrities and health and nutrition authorities, promotional and merchandising assistance, and technical and compliance support. In Fiscal 1995, most of this division's products were manufactured by Garden State. The principal customers of the Celebrity Marketing division are the Home Shopping Network, Frankie Avalon Products, Value Vision and Telebrands. Over the past three years this division has experienced substantial sales growth of products marketed through electronic media (such as the Home Shopping Network). Net sales in this division were $9.6 million in Fiscal 1995 and represented 15.8% of the Company's aggregate net sales.

THE WINDMILL MARKETING DIVISION

     The Windmill Marketing division ("Windmill Marketing") primarily sells the Company's own branded products such as Windmill(R) and Foods Plus(R) products to over 3,000 independent pharmacies generally located in the Northeast, Southeast, Mid-Atlantic and Midwest regions of the United States. The Company expanded Windmill Marketing's target market in Fiscal 1994 by introducing branded specialty nutritional supplements to drug store, supermarket and discount department store chains including Walgreens, Osco, Revco and Pathmark, as well as to health food stores including GNC. These new products include Hi-Ener-G(TM), a ginseng based energy enhancing product, Citri-Life(TM), a weight loss nutritional supplement, and Super Juice(TM), a phyto-nutrient product derived from fruits and vegetables. The Windmill Marketing division distributes over 500 branded products including a full line of multi- and single vitamins and nutritional supplements, as well as function-specific products. As part of its strategy, this division has targeted specialty nutrition markets through sales of its herbal formulations and weight management products. For example, the Windmill Marketing division recently launched a new line of specialty weight management products called Diet Works(TM) to be sold through GNC, other health food stores and independent pharmacies. This line includes products marketed under the Company's Lipo-Stat(TM), ZeroFat(TM) and Seven Day Cleansing Diet(TM) trademarks. Net sales in this division were $11.4 million in Fiscal 1995 and represented 18.8% of the Company's aggregate net sales.

     The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. Based on estimates in a 1994 survey conducted by Packaged Facts, an independent consumer market research firm (the "Packaged Facts Survey"), the retail market for vitamins, minerals and other nutritional supplements has grown at a compounded annual rate of greater than 12% from $3.3 billion in 1991 to over $4.6 billion in 1994. The Company believes these figures exclude sales through electronic media and direct selling and marketing companies, which the Company views as important market segments. The Company believes several factors account for the growth of the vitamin and nutritional supplements market, including increasing interest by many individuals in taking better care of themselves, increased consumer awareness of the health benefits of vitamins and nutritional supplements, emphasis on the promotion of preventative care strategies by health officials to address rising health care costs and favorable demographic trends toward older Americans who are more likely to consume vitamins and mineral supplements. In addition, over the past several years, a number of successful targeted nutritional products and systems have been introduced, including function specific products for weight loss, sports nutrition, menopause, energy and mental function.

These products and systems use a number of innovative nutritional ingredients, such as ginseng, ginkgo biloba and chromium picolinate.

     The Company's aggregate net sales and operating earnings have grown from $26.9 million and $2.9 million in Fiscal 1991 to $60.6 million and $12.6 million in Fiscal 1995, resulting in compounded annual growth rates of 20.6% and 40.4%, respectively.

     The Company's strategy for growth incorporates the following key aspects:
(i) targeting profitable growth across several channels of distribution; (ii) broadening its product line and expanding value added services; (iii) maintaining technologically advanced manufacturing facilities; (iv) leveraging its product line across a diverse customer base; and (v) making strategic acquisitions. The Company has no current arrangements or agreements with respect to any particular acquisition. The Company believes that its experienced management group, including four of its most senior operations executives who have an average of 20 years of experience in the vitamin and nutritional supplements industry, will continue to be instrumental in implementing the Company's growth strategy.

     Prior to the merger of the Predecessor Companies with and into the Company, Windmill Marketing Services, Inc., Garden State Nutritionals, Inc. and Cel-Mark International Inc. had been in business since 1977, 1979 and 1990 respectively. The Company's principal executive offices are located at 100 Lehigh Drive, Fairfield, New Jersey 07004, and its telephone number is (201) 575-9200.

                                  THE OFFERING

Common Stock offered
  By the Company..........................  2,400,000 shares
  By the Selling Stockholders.............  4,800,000 shares
     Total................................  7,200,000 shares
Common Stock outstanding after the          16,566,000 shares(1)
  Offering................................
Use of proceeds...........................  To fund capital expenditures associated with the build-out of the Company's new production,
                                            distribution and office facility, to purchase
                                            certain machinery and equipment and for general
                                            corporate purposes. A portion of the net proceeds
                                            may be used by the Company for strategic
                                            acquisitions. See "Use of Proceeds" and
                                            "Management's Discussion and Analysis of
                                            Financial Condition and Results of
                                            Operations -- Liquidity and Capital Resources".
Proposed Nasdaq National Market symbol....  VITQ

- ---------------
(1) Excludes 1,300,000 shares of Common Stock reserved for issuance under the
    Company's 1996 Stock Option Plan, of which             shares are subject to
    options issued prior to the date hereof, exercisable at the initial public offering price per share. See "Management -- 1996 Stock Option Plan". Includes 51,000 shares of Common Stock to be issued by the Company to certain employees prior to the date of this Offering. See
    "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial data for the Company for Fiscal 1993, Fiscal 1994, Fiscal 1995 and the four month period ended December 31, 1993, and at December 31, 1995. Such data should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                  FISCAL YEAR     FOUR MONTHS       FISCAL YEAR ENDED
                                                     ENDED           ENDED            DECEMBER 31,
                                                  AUGUST 31,      DECEMBER 31,     -------------------
                                                     1993             1993          1994        1995
                                                  -----------     ------------     -------     -------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Net sales.......................................    $35,584         $ 13,617       $50,192     $60,633
Costs of goods sold.............................     20,525            7,675        27,392      31,728
                                                    -------          -------       -------     -------
  Gross profit..................................     15,059            5,942        22,800      28,905
Selling, general and administrative expenses....     11,465            4,070        13,992      16,343
                                                    -------          -------       -------     -------
  Operating earnings............................      3,594            1,872         8,808      12,562
Other income (expense)..........................         64              (62)          134          83
                                                    -------          -------       -------     -------
  Earnings before income taxes..................      3,658            1,810         8,942      12,645
Income taxes....................................      1,575              180           268         224
                                                    -------          -------       -------     -------
  Net earnings..................................    $ 2,083         $  1,630       $ 8,674     $12,421
                                                    =======          =======       =======     =======
PRO FORMA DATA
  Historical earnings before income taxes.......                    $  1,810       $ 8,942     $12,645
  Compensation differential(1)..................                          --            --       1,791
  Income taxes(2)...............................                         733         3,612       5,926
                                                                     -------       -------     -------
          Net earnings..........................                    $  1,077       $ 5,330     $ 8,510
                                                                     =======       =======     =======
  Net earnings per share(3).....................                                               $  0.60
                                                                                               =======
  Weighted averaged number of common shares
     outstanding................................                                            14,166,000

                                                                      DECEMBER 31, 1995
                                                         -------------------------------------------
                                                         ACTUAL      PRO FORMA(4)     AS ADJUSTED(5)
                                                         -------     ------------     --------------
BALANCE SHEET DATA
Working capital........................................  $12,740       $ 10,657          $ 45,757
Total assets...........................................   28,454         26,489            61,589
Long-term debt.........................................    8,960          8,960             8,960
Stockholders' equity...................................   10,411          8,328            43,428

- ---------------
(1) The Company has entered into employment agreements with Messrs. Edward and Keith Frankel which provide that their salaries and bonuses will not be greater than $500,000 each in 1996. Had those agreements been in place in Fiscal 1995 and, assuming that the full amount of the bonuses had been paid, the Company would have paid $1.8 million less in compensation. Aggregate compensation to Messrs. Edward and Keith Frankel in Fiscal 1993 and 1994 was $2.5 million and $2.8 million greater than the maximum aggregate salary and bonuses to be paid to these executives pursuant to such agreements in 1996. Such agreements provide that for 1997 and 1998 base salary is subject to annual increases of the greater of 5% or the percentage increase in the Consumer Price Index and that the bonus shall not be more than $150,000 for each executive unless the Compensation Committee determines otherwise on the basis of operating results. See "Management -- Employment Agreements".

(2) For the four month period ended December 31, 1993 and Fiscal 1994 and 1995, the Predecessor Companies were S corporations for Federal income tax purposes and, accordingly, were not subject to Federal income taxes. For the four month period ended December 31, 1993 and Fiscal 1994 and 1995, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc., and for Fiscal 1995, Cel-Mark International, Inc., were S corporations for state income tax purposes. The pro forma data have been presented as if the Company were subject to corporate income taxes for all periods, based on the tax laws in effect during such periods. See Note A of Notes to Consolidated Financial Statements.

(3) Earnings per share reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering. See
    "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".

(4) The Company's presentation of unaudited pro forma balance sheet data at December 31, 1995 reflects the effect of a $2.0 million S corporation distribution to the stockholders at such date of all previously undistributed S corporation earnings as well as the recording of a deferred tax liability as if the S corporation status of the Company terminated immediately prior to December 31, 1995 and reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering. In connection with the issuance of shares to such employees, the Company will recognize aggregate deferred compensation expense of $765,000 which will be amortized over five years beginning in fiscal 1997. All earnings of the Company and the Predecessor Companies from January 1, 1996 to a date prior to the date of this Offering, up to $10.0 million, will be distributed to those persons who were stockholders of the Company and the Predecessor Companies at such date. See "S Corporation Distributions",
    "Management -- Non-Competition, Confidentiality and other Employee Arrangements" and Notes A and M of Notes to Consolidated Financial Statements.

(5) Adjusted to give effect to this Offering and the application of the net proceeds therefrom and to the pro forma adjustments described in footnote
    (4) above. See "Use of Proceeds".

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors, in addition to the other information in this Prospectus, before making an investment in the Common Stock.

RECENT ADVERSE PUBLICITY REGARDING CERTAIN PRODUCTS

     For certain of its contract manufacturing customers, the Company manufactures products containing a Chinese herb known as "ma huang", a source of naturally-occurring ephedrine, a stimulant. Such products accounted for 10.2% of the Company's net sales in Fiscal 1995, including one product which accounted for 6.2% of the Company's net sales in such year. Ma huang and ephedrine have been the subject of certain adverse publicity in the United States and other countries, including a statement issued by the Federal Food and Drug Administration (the "FDA") on April 10, 1996 warning consumers not to purchase or consume dietary supplements containing ephedrine that are labeled as alternatives to illicit street drugs, because these products pose significant health risks. For this reason, certain states and foreign jurisdictions have required appropriate warnings on product labels, or prohibited the sale of products containing ma huang or ephedrine as energy enhancing products other than by licensed pharmacists. Certain state and other local governments, including Florida and Nassau County, New York, have recently proposed a ban on the sale of dietary supplements that contain ephedrine or have banned the sale of products that contain high levels of ephedrine. Products manufactured by the Company containing ma huang are labeled either for weight loss or energy enhancement, not as alternatives to illicit street drugs. However, there can be no assurance that ma huang will not become subject to further regulation, which could require the reformulation of the Company's ma huang-containing products and/or their relabeling. While the Company believes that the products it manufactures that contain ma huang could be reformulated and relabeled if required, there can be no assurance in that regard, or that either reformulation or relabeling would not have a material adverse effect on the Company. There also can be no assurance that the Company will not be subject to private civil actions with respect to products that contain ma huang. The loss by the Company of revenues generated by products containing ma huang, if not replaced by other revenues, could have a material adverse effect on the Company. See
"Business -- Government Regulation".

GOVERNMENT REGULATION

     The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, the most active of which is the FDA, which regulates the Company's products under the Federal Food, Drug, and Cosmetic Act (the "FDCA") and regulations promulgated by the FDA to implement this statute. The Company's products are also subject to regulation by the Federal Trade Commission (the "FTC"), the Consumer Products Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company distributes its products and in which the Company's products are sold. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 (the "NLEA") and the Dietary Supplement Health and Education Act of 1994 (the "DSHEA").

     The enactment of the DSHEA introduced a new statutory framework governing the composition and labeling of vitamins and nutritional supplements. With respect to composition, the DSHEA creates a new class of "dietary supplements", dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under the DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not on the market before October 15, 1994) requires proof that it has been used as an article of food without being chemically altered, or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least 75 days before the initial use of a new dietary ingredient. There can be no assurance that the

FDA will accept the evidence of safety for any new dietary ingredients the Company may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary ingredients as food additives requiring FDA pre-approval prior to marketing.

     As for labeling, the DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, disclose on the label that the FDA has not reviewed the statement and that the product is not intended for use for a disease, and notify the FDA of the statement within 30 days after its initial use. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support that the Company decides to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or the Company's submission and the FDA's approval of a new drug application ("NDA"), which would entail costly and time-consuming clinical studies. In addition, the DSHEA allows the dissemination of "third party literature", publications such as reprints of scientific articles linking particular dietary ingredients with health benefits. Third party literature may be used in connection with the sale of dietary supplements to consumers at retail or by mail order. Such a publication may be so distributed if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is mentioned, and a balanced view of available scientific information on the subject matter is presented. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with the Company's products will be determined by the FDA to satisfy each of these requirements, and any such failure to comply could subject the product involved to regulation as a new drug.

     In December 1995, the FDA proposed regulations to implement certain DSHEA labeling provisions, which are expected to be finalized in late 1996 and to become effective by January 1, 1997 (although the FDA has indicated that it may delay the effective date until January 1, 1998). These regulations will require the Company to revise the labeling for a substantial number of its products at an undetermined expense to the Company which the Company does not believe will be material to its financial condition or its results of operations.

     The DSHEA also requires that dietary supplements be prepared, packed and held under conditions which meet good manufacturing practice ("GMP") regulations to be promulgated by the FDA with respect to dietary supplements. The FDA has not yet proposed GMP regulations for dietary supplements. Therefore, there can be no assurance that the Company's current production facilities will meet GMP regulations for dietary supplements when issued by the FDA, and the Company may, in the future, be required to expend resources to upgrade its facilities or take other appropriate action to comply with such regulations.

     The NLEA prohibits the use of any health claim (as distinguished from "statements of nutritional support" permitted by the DSHEA) for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is pre-approved by the FDA. To date, the FDA has approved the use of health claims for dietary supplements only in connection with the use of calcium for osteoporosis and the use of folic acid for neural tube defects. The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request their recall from the market, to enjoin their further manufacture or sale, to publicize information about a hazardous product, to issue warning letters and to institute criminal proceedings.

     The FTC, which exercises jurisdiction over the advertising of dietary supplements, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance the FTC will not question the Company's advertising in the future.

     The Garden State division manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Garden State division's contract manufacturing customers are independent companies, and their labeling, marketing, and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company. Governmental regulations in foreign countries where the Company sells or plans to sell products may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's customers in these countries. These customers are independent companies over which the Company has no control.

     The Company may be subject to additional laws or regulations administered by the FDA or other regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Recent Legislation" and "-- Government Regulation".

EFFECT OF PUBLICITY

     The Company believes the nutritional supplement market has benefitted from national media attention in medical journals, magazines, newspapers and television programs regarding recent scientific research suggesting potential health benefits from regular consumption of certain vitamins and other nutritional products. There can be no assurance that future scientific research or publicity will not be unfavorable to the nutritional supplement market or any particular product, or inconsistent with earlier research or publicity. Future reports of research which are perceived as less favorable or which question such earlier research could have a material adverse effect on the Company.

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW

     The Company does not conduct or sponsor clinical studies on its products. The Company's products consist of vitamins, minerals, herbs and other ingredients that the Company regards as safe when taken as recommended. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies (which may not adhere to the same quality standards as the Company), the Company could be adversely affected in the event it is proved or asserted that any of the Company's products or any similar products distributed by other companies are harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume the Company's products as recommended or other misuse or abuse of the Company's products or any similar products distributed by other companies could have a material adverse effect on the Company.

LACK OF DIVERSIFICATION; FLUCTUATIONS IN CUSTOMER AND CONSUMER DEMAND

     The Company's operations are limited primarily to the manufacturing and marketing of vitamins and nutritional supplements. The Company's lack of diversification may subject the Company to economic fluctuations within the vitamin and nutritional supplement industry, and, therefore, increases the risks associated with the Company's operations. The Company's products are subject to fluctuating demand for different vitamins, nutritional supplements and specialty nutritional systems. Such demand may vary significantly from time to time, in particular as a result of changing consumer tastes and positive or negative publicity about products as a result of safety and efficacy studies by health and medical authorities or consumer testing groups, or publication of research findings.

     Demand from the Company's customers who resell its products is also subject to fluctuations from time to time. Independent pharmacies face direct and substantial competition from national chains which may have significantly greater financial and other resources as well as certain economies of scale. Contracts pursuant to which the Company manufactures products for customers, some of whom the Company assists to formulate and market products, are generally not long term and such customers may seek other companies to manufacture such products. In addition, such contract customers may reduce their demand for the Company's products as a result of negative developments in their own businesses from time to time. A significant drop in customer demand for its products could have a material adverse effect on the Company.

     A significant portion of the revenues of the Company is derived from sales to direct selling companies. The direct selling industry is highly volatile as a result of factors such as changing consumer demand, regulatory scrutiny and the ability to attract, retain and motivate capable sales representatives. Because of this volatility, such companies may purchase significant quantities of product during one fiscal period and greatly reduced quantities or none of such product in subsequent fiscal periods. Therefore, the Company's success is dependent upon adding new customers for its products or increasing orders from existing customers to supplement or replace reduced purchases from such direct selling companies from time to time. The failure of the Company to so supplement or replace such purchases could have a material adverse effect on the Company. See "Business -- Customers".

PRODUCT LIABILITY

     Because the Company manufactures products designed to be ingested, it faces the risk that materials used or the final products may be contaminated with substances that may cause sickness or other injury to persons who have used the products or that may otherwise be defective. Although the Company maintains production and operating standards designed to prevent such events, certain portions of the process of product development, including the production, harvesting, storage and transportation of raw materials, along with the handling, transportation and storage of finished products delivered to end users, are not within the control of the Company. Furthermore, sickness or injury to persons may occur if products manufactured by the Company are ingested in dosage amounts which exceed the dosage recommended on the product label. The Company cannot control misuse of its products by consumers or the marketing, distribution and resale of its products by its customers. The Company currently maintains product liability insurance policies which provide a total of $6.0 million of coverage per occurrence and $6.0 million of coverage in the aggregate. The Company believes that its current level of product liability insurance coverage is adequate. However, there can be no assurance that such insurance will continue to be available, or if available, will be adequate to cover potential liabilities. Although in some instances the Company obtains indemnification from entities or persons supplying raw materials, handling, storing, marketing, transporting or selling its products, it does not do so in all instances and in any event, such indemnifications are generally limited by their terms and, as a practical matter, by the creditworthiness of the indemnifying party. In the event that the Company does not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on the Company. See "Business -- Legal Proceedings" and "-- Product Liability Insurance".

IMPORTANCE OF KEY PERSONNEL

     The Company believes that its continued success depends to a significant extent on the management, marketing and other skills of Messrs. Edward and Keith Frankel, as well as its ability to retain other key employees and to attract skilled personnel in the future to manage the growth of the Company. While the Company considers the compensation and other benefits offered to its key employees and skilled personnel to be attractive, there is no assurance that the Company will be able to continue to hire and retain personnel of high business, product development and marketing abilities. Although the Company has entered into employment agreements with Messrs. Edward and Keith Frankel, the loss or unavailability of the services of either of such executives could have a material adverse effect on the Company. See "Management".

COMPETITION

     The vitamin, nutritional supplement and specialty nutritional systems industry is highly competitive. Numerous companies compete with the Company in the manufacturing, distribution and sales of its products. Certain of the Company's competitors, including large pharmaceutical companies, have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company. Competition from such companies could have a material adverse effect on the Company. See "Business -- Competition".

RAW MATERIALS

     The Company obtains all of its raw materials for the manufacture of its products from other sources. The Company does not have contracts with any entities or persons committing such suppliers to provide the materials required for the production of its products. There can be no assurance that suppliers will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing to pay. Of the 20 items most heavily used by the Company, the Company believes that only natural vitamin E and beta carotene have had unusual price fluctuations during the last three years, as a result of short supply or increases in demand. Since the Company does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation capacity, and interruptions and natural disasters or other catastrophic events. The Company also has historically obtained a significant amount of its raw materials through brokers dealing with companies overseas. Accordingly, the Company is subject to potential fluctuations in price in connection with changes in the value of the dollar and foreign currencies, as well as changes in international trade regulations and military disruptions. The Company believes that other suppliers for the raw materials would be available if necessary. However, the inability of the Company to obtain adequate supplies of raw materials for its products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise could have a material adverse effect on the Company. See
"Business -- Raw Materials".

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state and local laws, rules, regulations and policies relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. While the Company believes that it is currently in material compliance with those laws and regulations, there can be no assurance that the Company will not incur significant costs to remediate violations thereof or to comply with changes in existing laws and regulations (or the enforcement thereof). Such costs could have a material adverse effect on the Company.

TRANSPORTATION AND DISTRIBUTION

     Except with respect to local deliveries, the Company does not own or operate its own transportation or distribution network or equipment. It must, therefore, rely upon common commercial carriers to deliver its products to its non-local customers. Since the Company does not maintain or control this segment of its distribution and delivery, it is subject to delays caused by interruption of service. Such conditions include job actions or strikes by employees of transportation carriers, inclement weather, mechanical failures and natural disasters or other catastrophic events. The Company believes that other common carriers will be available if it becomes necessary to rely upon carriers other than those currently used by the Company.

ABSENCE OF DIVIDENDS

     Except for certain distributions declared prior to this Offering, the Company does not anticipate that it will pay any cash or other dividends on its Common Stock in the foreseeable future. See "Dividend Policy" and "S Corporation Distributions".

CERTAIN CHARTER, BY-LAWS AND STATUTORY PROVISIONS

     The Company's Certificate of Incorporation and By-laws provide that the Company's Board of Directors (the "Board of Directors") shall be classified, restrict the ability of stockholders to call special meetings or take stockholder action by written consent and include advance notice requirements for stockholder proposals and nominations as well as special voting requirements for the amendment of the Company's Certificate of Incorporation and By-laws. These provisions could delay or hinder the removal of incumbent directors and could discourage or make more difficult a proposed merger, tender offer or proxy contest involving the Company. The Company is subject to provisions of Delaware corporate law that restrict the Company from engaging in certain business combinations with a person who, together with affiliates and associates, owns 15% or more of the Company's common stock (an "Interested Stockholder") for three years after the person became an Interested Stockholder, unless certain conditions are met or the business combination is approved by the Company's Board of Directors and/or its stockholders in a prescribed manner. These provisions also could discourage or make more difficult a merger, tender offer or other similar transactions.

     The Certificate of Incorporation of the Company authorizes the issuance of a maximum of 5,000,000 shares of Preferred Stock, par value $.01 per share, which may be issued in the future without stockholder approval and upon such terms and conditions, and with such rights, privileges and preferences, as the Board of Directors may determine in the exercise of its business judgment. The rights of the holders of Common Stock will be subject to, and may be adversely affected by any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, could have the effect of discouraging, or making more difficult, a third party's acquisition of a majority of the Company's outstanding voting stock. The Company has no present plans to issue any shares of preferred stock. See "Description of Capital Stock".

CONTROL BY MANAGEMENT

     After completion of the Offering, Messrs. Edward and Keith Frankel, the Chairman of the Board and Chief Executive Officer of the Company, respectively, will own or control a majority of the outstanding Common Stock. Such stockholders, if acting together, could elect all of the members of the Company's Board of Directors and, therefore, exert significant influence on the affairs and management of the Company. In addition, such stockholders, if acting together, would also have significant voting power in approval of actions requiring stockholder approval and significant influence with respect to any decision regarding a change in ownership of the Company. Such concentration of the ownership of Common Stock may therefore have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock".

NO PRIOR PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock has been determined solely by negotiations among the Company and representatives of the Underwriters based on several factors. See "Underwriting" for a description of the factors considered in determining the initial public offering price. There can be no assurance that an active trading market will develop for the Common Stock or, if developed, that such market will be sustained. The market price for shares of the Common Stock may be significantly affected by such factors as quarter-to-quarter variations in the Company's results of operations, new announcements or changes in general market conditions. See "Underwriting". Although the Company has applied for its Common Stock to be approved for quotation and trading on the Nasdaq National Market under the symbol VITQ, there can be no assurance that such approval will be granted.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock. Upon the closing of this Offering, there will be 16,566,000 shares of Common Stock outstanding. The 7,200,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations of Rule 144. Of the shares outstanding upon the closing of the Offering, 9,366,000 will be deemed "restricted securities" under Rule 144 and may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144, is available. Of such restricted securities, 9,315,000 shares are currently eligible for sale under Rule 144, subject to certain volume and other limitations, and 51,000 shares will be eligible for sale under Rule 701(c) promulgated under the Securities Act 90 days after the date of this Offering, subject to certain limitations relating to the manner of sale of those shares.

     No prediction can be made as to the effect, if any, that future sales, or the availability of Common Stock for future sales, will have on the market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock by the Company or by stockholders who hold restricted securities, or the perception that such sales may occur, could adversely affect market prices for the Common Stock. See "Shares Eligible for Future Sale".

DILUTION

     Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share from the public offering price of the Common Stock purchased in this Offering. See "Dilution".

BROAD DISCRETION IN APPLICATION OF PROCEEDS; UNIDENTIFIED STRATEGIC ACQUISITION CANDIDATES

     A substantial portion of the net proceeds of this Offering will be used for general corporate purposes and, accordingly, the Company will have broad discretion as to the application of such proceeds. Although the Company has determined that a portion of the net proceeds of this Offering may be used for strategic acquisitions of complementary or related lines of business, it has not identified any particular acquisition candidates. Prospective investors will therefore be dependent on the ability of the Company to identify appropriate acquisition candidates and to allocate and use a substantial portion of the net proceeds of this Offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

                                USE OF PROCEEDS

     The net proceeds after expenses to the Company from this Offering are estimated to be $35.1 million ($39.9 million if the Underwriters' over-allotment is exercised in full). Of this amount, approximately $3.0 million will be used to pay for the capital expenditures associated with the build-out of the Company's new 140,000 square foot production, distribution and office facility located in West Caldwell, New Jersey. In addition, the Company is considering expanding the dosage forms in which it manufactures products to include forms such as effervescent, liquid and powdered vitamins and nutritional supplements. The Company may use approximately $2.0 million of the net proceeds of this Offering to purchase equipment primarily for manufacturing these new dosage forms. See "Business -- Manufacturing and Production" and "-- Properties".

     A portion of the net proceeds may be used by the Company for strategic acquisitions of complementary or related product lines and businesses. Acquisition opportunities will be evaluated based on strategic fit, anticipated return on capital invested, and the ability of the Company to improve the profitability of the acquired operations through cost reduction and other synergies with existing operations. The Company has no current arrangements or agreements with respect to any particular acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".

     The Company intends to use the balance of the net proceeds for general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities.

     The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

     Except for certain dividends paid by the Company prior to becoming an S corporation and certain distributions made and to be made of earnings after becoming an S corporation and prior to the date of this Offering, the Company has not paid any cash or other dividends on the Common Stock. The Company presently intends to retain its earnings after the date of this Offering to finance the development of its business for the foreseeable future. Any future determination to pay dividends will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements, business strategies, credit agreements and such other factors as the Board of Directors deems relevant at such time. See "S Corporation Distributions".

                          S CORPORATION DISTRIBUTIONS

     Cel-Mark International, Inc. elected to be treated as an S corporation for Federal income tax purposes for the period which began on March 29, 1990 and for state income tax purposes for the period which began on January 1, 1995. Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc. elected to be treated as S corporations for Federal and state income tax purposes for the period which began on September 1, 1993. The Company elected to be an S corporation shortly following its organization. As a result, the Company and the Predecessor Companies, from the effective date of their elections until shortly prior to the date of this Offering were not required to pay Federal or state income tax on their income during such period, but such income was subject to Federal and state taxation directly at the stockholder level. As S corporations, the Predecessor Companies' practice had been to distribute to stockholders amounts sufficient to allow the stockholders to pay taxes on their proportional share of the Predecessor Companies' taxable income as well as a portion of undistributed earnings in excess thereof. The amount of $4.9 million was distributed to the stockholders of the Predecessor Companies in Fiscal 1994 in respect of earnings of the Predecessor Companies during the four month period ended December 31, 1993 and a portion of Fiscal 1994 earnings. Earnings in excess of those amounts had been retained by the Predecessor Companies for use as working capital during Fiscal 1994. In Fiscal 1995, the Predecessor Companies distributed $14.7 million, representing previously undistributed earnings in respect of Fiscal 1994 and a portion of Fiscal 1995 earnings. A portion of such distribution was financed by a $7.0 million term loan agreement entered into in 1995 by the Predecessor Companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     As of December 31, 1995 the Predecessor Companies had undistributed S corporation earnings of $2.0 million, all of which has been distributed to those persons who were stockholders as of such date of the Predecessor Companies. All earnings of the Company and the Predecessor Companies from January 1, 1996 to a date prior to the date of this Offering, up to $10.0 million, will be distributed to those persons who were stockholders of the Company and the Predecessor Companies at such date. As of April 30, 1996, $2.4 million of such earnings have been distributed to such stockholders. The remaining amount of earnings, up to $7.6 million, will be distributed to such stockholders in cash and pursuant to the Company's promissory notes. The cash payments will be made prior to the date of this Offering to the extent that the Company has sufficient cash. The Company's promissory notes, which will be issued prior to the date of this Offering, will provide for 36 equal monthly payments with interest at Chase Manhattan Bank's prime rate on the date of issuance. Beginning shortly prior to the date of this Offering the Company will no longer be treated as an S corporation and will be subject to Federal and state income taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Purchasers of Common Stock in this Offering will not receive any portion of the S corporation distributions described in the preceding paragraphs.

                                    DILUTION

     At December 31, 1995, the Company had a net tangible book value of $9.7 million (or approximately $0.69 per share). "Net tangible book value" per share of Common Stock represents the total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding (14,115,000 at December 31, 1995).

     The pro forma net tangible book value of the Company at December 31, 1995, was approximately $7.6 million, or $0.54 per share of Common Stock. "Pro forma net tangible book value" per share (i) reflects the effect on historical retained earnings of an S corporation distribution to the then stockholders of all previously undistributed S corporation earnings, as well as the recording of a deferred tax liability as if the S corporation status of the Company terminated immediately prior to December 31, 1995, (ii) reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering, and (iii) does not give effect to the receipt of any proceeds from this Offering. See "S Corporation Distributions," "Management -- Non-Competition, Confidentiality and Other Employee Arrangements" and Notes A and M of Notes to Consolidated Financial Statements. After giving effect to the sale by the Company of 2,400,000 shares of Common Stock offered hereby (after deducting the estimated underwriting discounts and commissions and offering expenses) at an assumed initial public offering price of $16.00 per share, the pro forma net tangible book value of the Company at December 31, 1995 would have been $42.7 million, or $2.58 per share. This represents an immediate increase in pro forma net tangible book value of $2.04 per share to existing stockholders and an immediate dilution of $13.42 per share to new investors. The following table illustrates this per share dilution:

    Assumed initial public offering price...............................            $16.00
         Pro forma net tangible book value before this Offering.........  $0.54
         Increase attributable to new investors.........................   2.04
                                                                          -----
    Pro forma net tangible book value after this Offering...............              2.58
                                                                                    ------
    Dilution to new investors...........................................            $13.42
                                                                                    ======

     The following table summarizes, on a pro forma basis as of December 31, 1995, the differences in the total consideration paid and the average price per share paid by stockholders of the Company immediately prior to this Offering and the new investors with respect to the 2,400,000 shares of Common Stock to be sold by the Company. The calculations in this table with respect to shares of Common Stock to be purchased by new investors in this Offering reflect an assumed initial public offering price of $16.00 per share:

                                               SHARES
                                            PURCHASED(1)          TOTAL CONSIDERATION      AVERAGE
                                       ----------------------     -------------------       PRICE
                                         NUMBER       PERCENT     AMOUNT      PERCENT     PER SHARE
                                       ----------     -------     -------     -------     ---------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
    Stockholders immediately prior to
      this Offering..................  14,166,000       85.5%     $    58        0.2%      $ 0.004
    New investors....................   2,400,000       14.5       38,400       98.8        16.000
                                       ----------     ------      -------     ------
              Total..................  16,566,000      100.0%     $38,458      100.0%
                                       ==========     ======      =======     ======

- ---------------
(1) Sales by the Selling Stockholders in this Offering will reduce the number of shares held by those persons who are stockholders of the Company immediately prior to this Offering to 9,366,000, or 56.5%, (8,646,000, or 51.1% if the
    Underwriters' over-allotment is exercised in full), and will increase the number of shares held by new investors to 7,200,000, or 43.5% (8,280,000, or 48.9%, if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after this Offering. See "Principal and Selling Stockholders".

     The foregoing computations exclude 1,300,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, of which shares of Common Stock are subject to options issued prior to the date hereof, exercisable at the initial public offering price per share. See
"Management -- 1996 Stock Option Plan".

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1995, (i) on an actual basis, (ii) on a pro forma basis to reflect the effect of an S corporation distribution to the then stockholders of all previously undistributed S corporation earnings as well as the recording of a deferred tax liability as if the S corporation status of the Company terminated immediately prior to December 31, 1995 and to reflect the effect of issuing 51,000 shares of Common Stock to certain employees shortly prior to this Offering (See "S Corporation Distributions," "Management -- Non-Competition, Confidentiality and Other Employee Arrangements" and Notes A and M of Notes to Consolidated Financial Statements), and (iii) on an as adjusted basis to reflect the sale of the 2,400,000 shares of Common Stock being offered by the Company hereby at an assumed initial public offering price of $16.00 per share and the application of the estimated net proceeds of $35.1 million. The table should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                      DECEMBER 31, 1995
                                                          -----------------------------------------
                                                          ACTUAL      PRO FORMA(1)      AS ADJUSTED
                                                          -------     -------------     -----------
                                                                       (IN THOUSANDS)
Cash and cash equivalents...............................  $ 3,838        $ 1,873          $36,973
                                                          =======        =======          =======
Total long-term debt(2).................................  $ 8,960        $ 8,960          $ 8,960
Stockholders' equity:
  Preferred stock; $.01 par value; 5,000,000 shares
     authorized, none issued and outstanding............       --             --               --
  Common stock; $.01 par value; 50,000,000 shares
     authorized; 14,115,000 shares issued and
     outstanding, actual; 14,166,000 shares issued and
     outstanding, pro forma; 16,566,000 shares issued
     and outstanding, as adjusted(3)....................      141            142              166
  Additional paid-in capital............................       --            816           35,892
  Retained earnings.....................................   10,254          8,119            8,119
  Unrealized gain on marketable securities..............       16             16               16
  Unearned compensation.................................       --           (765)            (765)
                                                          -------        -------          -------
     Total stockholders' equity.........................   10,411          8,328           43,428
                                                          -------        -------          -------
          Total capitalization..........................  $19,371        $17,288          $52,388
                                                          =======        =======          =======

- ---------------
(1) Does not reflect distributions of earnings of the Company and the Predecessor Companies from January 1, 1996 to a date prior to the date of this Offering, up to $10.0 million, to those persons who were stockholders of the Company and the Predecessor Companies at such date. See "S Corporation Distributions".

(2) For a description of the Company's long-term debt, see Note F of Notes to Consolidated Financial Statements.

(3) Excludes 1,300,000 shares of Common Stock reserved for issuance under the
    Company's 1996 Stock Option Plan, of which             shares of Common
    Stock are subject to options issued prior to the date hereof, exercisable at the initial public offering price per share. See "Management -- 1996 Stock Option Plan".

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The consolidated financial data set forth below at the end of and for Fiscal 1995 and 1994, the four months ended December 31, 1993 and Fiscal 1993 have been derived from financial statements audited by Grant Thornton LLP, independent certified public accountants. The consolidated financial data at the end of and for Fiscal 1992 and 1991 have been derived from financial statements audited by other certified public accountants.

                                           FISCAL YEAR ENDED            FOUR MONTHS        FISCAL YEAR ENDED
                                              AUGUST 31,                   ENDED              DECEMBER 31,
                                    -------------------------------     DECEMBER 31,     ----------------------
                                     1991        1992        1993           1993          1994          1995
                                    -------     -------     -------     ------------     -------     ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Net sales.........................  $26,938     $28,835     $35,584        $13,617       $50,192     $   60,633
Cost of goods sold................   15,008      16,972      20,525          7,675        27,392         31,728
                                    -------     -------     -------        -------       -------     ----------
  Gross profit....................   11,930      11,863      15,059          5,942        22,800         28,905
Selling, general and
  administrative expenses.........    9,040      10,014      11,465          4,070        13,992         16,343
                                    -------     -------     -------        -------       -------     ----------
  Operating earnings..............    2,890       1,849       3,594          1,872         8,808         12,562
Other income (expense)............      196         384          64            (62)          134             83
                                    -------     -------     -------        -------       -------     ----------
  Earnings before income taxes....    3,086       2,233       3,658          1,810         8,942         12,645
Income taxes......................    1,246         968       1,575            180           268            224
                                    -------     -------     -------        -------       -------     ----------
  Net earnings....................  $ 1,840     $ 1,265     $ 2,083        $ 1,630       $ 8,674     $   12,421
                                    =======     =======     =======        =======       =======     ==========
PRO FORMA DATA
  Historical earnings before
    income taxes..................                                         $ 1,810       $ 8,942     $   12,645
  Compensation differential(1)....                                              --            --          1,791
  Income taxes(2).................                                             733         3,612          5,926
                                                                           -------       -------     ----------
    Net earnings..................                                         $ 1,077       $ 5,330     $    8,510
                                                                           =======       =======     ==========
  Net earnings per share(3).......                                                                   $      .60
                                                                                                     ==========
  Weighted average number of
    common shares outstanding.....                                                                   14,166,000
                                                                                                     ==========

                                                                                        DECEMBER 31, 1995
                                     AUGUST 31,              DECEMBER 31,      ------------------------------------
                             ---------------------------   -----------------                 PRO            AS
                              1991      1992      1993      1993      1994     ACTUAL      FORMA(4)     ADJUSTED(5)
                             -------   -------   -------   -------   -------   -------   ------------   -----------
BALANCE SHEET DATA
Working capital............. $ 5,684   $ 6,419   $ 6,941   $ 7,896   $ 9,559   $12,740     $ 10,657       $45,757
Total assets................  11,786    14,282    17,685    18,254    23,005    28,454       26,489        61,589
Long-term debt..............     296     1,851     2,793     2,620     2,321     8,960        8,960         8,960
Stockholders' equity........   6,812     7,210     8,891     9,860    13,052    10,411        8,328        43,428

- ---------------
(1) The Company has entered into employment agreements with Messrs. Edward and Keith Frankel which provide that their salaries and bonuses will not be greater than $500,000 each in 1996. Had those agreements been in place in Fiscal 1995 and, assuming that the full amount of the bonuses had been paid, the Company would have paid $1.8 million less in compensation. Aggregate compensation to Messrs. Edward and Keith Frankel in Fiscal 1993 and 1994 was $2.5 million and $2.8 million greater than the maximum aggregate salary and bonuses to be paid to these executives pursuant to such agreements in 1996. Such agreements provide that for 1997 and 1998 base salary is subject to annual increases of the greater of 5% or the percentage increase in the Consumer Price Index and that the bonus shall not be more than $150,000 for each executive unless the Compensation Committee determines otherwise on the basis of operating results. See
    "Management -- Employment Agreements".

(2) For the four month period ended December 31, 1993 and Fiscal 1994 and 1995, the Predecessor Companies were S corporations for Federal income tax purposes and, accordingly, were not subject to Federal income taxes. The Predecessor Companies were subject to Federal income taxes in Fiscal 1993, 1992 and 1991. For the four month period ended December 31, 1993 and Fiscal 1994 and 1995, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc., and for Fiscal 1995, Cel-Mark International, Inc., were S corporations for state income tax purposes. The pro forma data have been presented as if the Company were subject to income taxes for all periods, based on the tax laws in effect during such periods. See Note A of Notes to Consolidated Financial Statements.

(3) Earnings per share reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering. See
    "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".

(4) The Company's presentation of unaudited pro forma balance sheet data at December 31, 1995 reflects the effect of a $2.0 million S corporation distribution to the stockholders at such date of all previously undistributed S corporation earnings as well as the recording of a deferred tax liability as if the S corporation status of the Company terminated immediately prior to December 31, 1995 and reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering. In connection with the issuance of shares to such employees, the Company will recognize aggregate deferred compensation expense of $765,000 which will be amortized over five years beginning in fiscal 1997. All earnings of the Company and the Predecessor Companies from January 1, 1996 to a date prior to the date of this Offering, up to $10.0 million, will be distributed to those persons who were stockholders of the Company and the Predecessor Companies at such date. See "S Corporation Distributions",
    "Management -- Non-Competition, Confidentiality and Other Employee Arrangements" and Notes A and M of Notes to Consolidated Financial Statements.

(5) Adjusted to give effect to this Offering and the application of the net proceeds therefrom and to the pro forma adjustments described in footnote
    (4) above. See "Use of Proceeds".

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements, including the related notes thereto, and the other financial information appearing elsewhere in this Prospectus. In 1993, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc. elected to be treated as S corporations for Federal income tax purposes and changed their fiscal year end from August 31 to December 31. The financial information presented herein references the fiscal years ended December 31, 1995 and 1994 ("Fiscal 1995" and "Fiscal 1994", respectively), the fiscal year ended August 31, 1993 ("Fiscal 1993") and the four months ended December 31, 1993.

OVERVIEW

     The Company is a custom developer, manufacturer and marketer of vitamins and nutritional supplements, as well as specialty nutritional systems. The Company was incorporated on April 16, 1996 and prior to the date of this Offering will be the successor by merger to the Predecessor Companies which will be operated as divisions of the Company. Although the Company has been treated as an S corporation, shortly prior to the date of this Offering, the Company will become a C corporation and, accordingly, will be fully subject to Federal and state income taxes. The table below illustrates the contribution to net sales of each of the Company's divisions.

                                                                       FISCAL YEAR              FISCAL YEAR
                                                                          ENDED                    ENDED
                      FISCAL YEAR ENDED     FOUR MONTHS ENDED          DECEMBER 31,             DECEMBER 31,
                       AUGUST 31, 1993      DECEMBER 31, 1993              1994                     1995
                     --------------------   --------------------     ---------------------    ---------------------
                     AMOUNT    PERCENTAGE   AMOUNT    PERCENTAGE     AMOUNT     PERCENTAGE     AMOUNT    PERCENTAGE
                     -------   ----------   -------   ----------     -------    ----------    -------    ----------
                                                        (DOLLARS IN THOUSANDS)
Garden State........ $25,399       71.4%    $ 8,732     64.1%        $33,988     67.7%        $39,625       65.3%
Windmill Marketing...  7,396       20.8       2,935     21.6           8,426     16.8          11,439       18.9
Celebrity Marketing..  2,789        7.8       1,950     14.3           7,778     15.5           9,569       15.8
                     -------     ------     -------   ------         -------    -----         -------      -----
Net sales(1)........ $35,584      100.0%    $13,617    100.0%        $50,192    100.0%        $60,633      100.0%
                     =======     ======     =======   ======         =======    =====         =======      =====

- ---------------
(1) Sales shown above are net of inter-company transactions. Sales of products manufactured by Garden State for either Windmill Marketing or Celebrity Marketing are reflected in each such division's results.

     The Company's strategy for growth incorporates the following key aspects:
(i) targeting profitable growth across several channels of distribution; (ii) broadening its product line and expanding value added services; (iii) maintaining technologically advanced manufacturing facilities; (iv) leveraging its product line across a diverse customer base; and (v) making strategic acquisitions. See "Business -- Strategy". The Company's net sales have grown from $26.9 million in Fiscal 1991 to $60.6 million in Fiscal 1995, a compounded annual growth rate of 20.6%.

RESULTS OF OPERATIONS

     The following table sets forth certain data from the respective consolidated statements of operations, expressed as a percentage of net sales:

                                                 FISCAL YEAR      FOUR MONTHS      FISCAL YEAR ENDED
                                                    ENDED            ENDED           DECEMBER 31,
                                                 AUGUST 31,      DECEMBER 31,      -----------------
                                                    1993             1993          1994        1995
                                                 -----------     -------------     -----       -----
Net sales......................................     100.0%           100.0%        100.0%      100.0%
Cost of goods sold.............................      57.7             56.4          54.6        52.3
                                                   ------           ------         ------      ------
Gross profit...................................      42.3             43.6          45.4        47.7
Selling, general and administrative expenses...      32.2             29.9          27.9        27.0
                                                   ------           ------         ------      ------
Earnings from operations.......................      10.1             13.7          17.5        20.7
Other income (expense).........................       0.2             (0.4)          0.3         0.2
                                                   ------           ------         ------      ------
Earnings before income taxes...................      10.3             13.3          17.8        20.9
Income taxes...................................       4.4              1.3           0.5         0.4
                                                   ------           ------         ------      ------
Net earnings...................................       5.9%            12.0%         17.3%       20.5%
                                                   ======           ======         ======      ======

Fiscal 1995 Compared to Fiscal 1994

     Net Sales. Net sales increased $10.4 million, or 20.8%, from $50.2 million in Fiscal 1994 to $60.6 million in Fiscal 1995. Net sales of the Garden State division increased $5.6 million, or 16.6%, from $34.0 million in Fiscal 1994 to $39.6 million in Fiscal 1995. The increase was largely attributable to the addition of four new direct selling company customers in Fiscal 1995, which more than offset the loss of two major customers that had accounted for $4.0 million in net sales in Fiscal 1994. The direct selling industry is highly volatile. Such companies or other customers may purchase significant quantities of product during one fiscal period and greatly reduced quantities or none of such product in subsequent fiscal periods. As a result of such volatility, the Company's success is dependent upon adding new customers for its products or increasing orders from existing customers to supplement or replace reduced purchases from such direct selling companies or other customers from time to time. Net sales of the Windmill Marketing division increased $3.0 million, or 35.8%, from $8.4 million in Fiscal 1994 to $11.4 million in Fiscal 1995. Of this increase, $1.8 million was attributable to the introduction of the Company's branded specialty nutritional supplements to drug stores, supermarkets and discount department store chains. These products had accounted for less than $100,000 of net sales in Fiscal 1994. The balance of the increase was due to higher sales of the Company's Windmill(R) and Foods Plus(R) branded products and increased sales of products of third parties distributed by the Windmill Marketing division. Net sales from the Celebrity Marketing division increased by $1.8 million, or 23.0%, from $7.8 million in Fiscal 1994 to $9.6 million in Fiscal 1995. The majority of this increase was attributable to higher sales to two customers including the Home Shopping Network.

     Cost of Goods Sold. Cost of goods sold increased $4.3 million, or 15.8%, from $27.4 million in Fiscal 1994 to $31.7 million in Fiscal 1995. As a percentage of net sales, cost of goods sold decreased from 54.6% in Fiscal 1994 to 52.3% in Fiscal 1995. This improvement was due primarily to increased operating efficiencies resulting from continued capital investment in plant and equipment. Additionally, the Company benefitted from the increased sales of higher margin products such as specialty nutritional systems and the Company's branded specialty nutritional supplements.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") increased $2.3 million, or 16.8%, from $14.0 million in Fiscal 1994 to $16.3 million in Fiscal 1995. SG&A includes salaries and bonuses to Messrs. Edward and Keith Frankel, which decreased from $3.8 million for Fiscal 1994 to $2.8 million for Fiscal 1995. This reduction primarily resulted from reduced commissions to Mr. Keith Frankel reflecting changes in product mix in the Celebrity Marketing division. Prior to this Offering, Mr. Keith Frankel was compensated primarily on a commission basis. Pursuant to employment agreements to be effective on the date of this Offering, Messrs. Edward and Keith Frankel have agreed to limit their 1996 salaries and bonuses to $500,000 each. See "Management -- Employment Agreements". Increased SG&A from Fiscal 1994 to Fiscal 1995, which more than offset the reduced salaries and bonuses to these executives, reflected an increase of $1.1 million in advertising and other product marketing expenses primarily for branded specialty nutritional supplements as well as expenses associated with increased volume including expenses related to the addition of personnel and increased sales commissions. As a percentage of net sales, SG&A decreased from 27.9% in Fiscal 1994 to 27.0% in Fiscal 1995 reflecting the leveraging of these expenses over an increased revenue base.

     Prior to this Offering the Company will sell an aggregate of 51,000 shares of Common Stock to certain employees for $1.00 per share. In connection with such sale, the Company will recognize aggregate deferred compensation expense of $765,000 which will be amortized over five years, beginning in fiscal 1997. See "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".

     Other Income. Other income (expense) decreased $51,000, from $134,000 in Fiscal 1994 to $83,000 in Fiscal 1995. This decrease is due primarily to an increase in interest expense, from $214,000 in Fiscal 1994 to $336,000 in Fiscal 1995. The additional interest expense was primarily due to $7.0 million of term loan indebtedness incurred in Fiscal 1995, which was partially offset by an increase in investment income, from $93,000 in Fiscal 1994 to $199,000 in Fiscal 1995. This increase in investment income resulted primarily from the institution of a new cash management system in Fiscal 1995.

     Income Taxes. Income taxes amounted to $224,000 in Fiscal 1995 compared to $268,000 in Fiscal 1994. The Company will become a C corporation shortly prior to the date of this Offering. See "S Corporation Distributions". The application of the effective statutory Federal and state tax rates would have resulted in pro forma income taxes of $5.9 million and $3.6 million in Fiscal 1995 and Fiscal 1994, respectively.

Fiscal 1994 Compared to Fiscal 1993

     Net Sales. In September 1993, the Company elected to be treated as an S corporation for tax purposes and, accordingly, changed its fiscal year from August 31 to December 31. The increased amount of net sales in Fiscal 1994 over Fiscal 1993 was realized after the intervening four month period ended December 31, 1993. Therefore, the Company has not included the percentage changes from Fiscal 1993 to Fiscal 1994 in its discussions of results of operations for these periods. Net sales of the Company increased $14.6 million from $35.6 million in Fiscal 1993 to $50.2 million in Fiscal 1994. Net sales of the Garden State division increased $8.6 million from $25.4 million in Fiscal 1993 to $34.0 million in Fiscal 1994. This increase was attributable to the addition of seven new customers, four of which were direct selling Company customers, which more than offset the loss of one major customer that had accounted for $1.6 million in net sales in Fiscal 1993. Net sales of the Windmill Marketing division increased $1.0 million from $7.4 million in Fiscal 1993 to $8.4 million in Fiscal 1994. This increase was due primarily to increased volume from its existing customers. Net sales of the Celebrity Marketing division increased by $5.0 million from $2.8 million in Fiscal 1993 to $7.8 million in Fiscal 1994. This increase was primarily attributable to higher sales to one customer, the Home Shopping Network.

     Cost of Goods Sold. Cost of goods sold increased $6.9 million from $20.5 million in Fiscal 1993 to $27.4 million in Fiscal 1994. As a percentage of net sales, cost of goods sold decreased from 57.7% in Fiscal 1993 to 54.6% in Fiscal 1994. This improvement was due primarily to increased operating efficiencies resulting from continued capital investment in plant and equipment. Additionally, the Company benefitted from increased sales of higher margin products such as specialty nutritional systems.

     Selling, General and Administrative Expenses. SG&A increased $2.5 million from $11.5 million in Fiscal 1993 to $14.0 million in Fiscal 1994. As a percentage of net sales, SG&A decreased from 32.2% in Fiscal 1993 to 27.9% in Fiscal 1994. The increase is attributable primarily to payroll and payroll related expenses amounting to $1.3 million. In addition, marketing expenses increased $500,000 due to increased expenses for promotion of the Windmill(R) vitamin products to retail pharmacies. The balance of the expense increase is generally related to increased volume. The decline in SG&A as a percentage of net sales reflects the Company's continuing efforts to leverage its overhead and other fixed costs.

     Other Income. Other income (expense) increased $70,000 from $64,000 in Fiscal 1993 to $134,000 in Fiscal 1994.

     Income Taxes. Income taxes amounted to $268,000 in Fiscal 1994 compared to $1.6 million in Fiscal 1993. Had the Company been a C corporation in Fiscal 1994, income taxes would have been $3.6 million.

Liquidity and Capital Resources

     To date, the Company has financed its growth from funds generated by operations and long-term borrowings. Net cash provided by operating activities in Fiscal 1995 increased $1.8 million, or 20.9%, to $10.4 million from $8.6 million in Fiscal 1994. The increase in net cash provided by operating activities resulted primarily from the growth in net earnings which increased $3.7 million. Partially offsetting the growth in net earnings was an increase of $3.2 million in working capital in Fiscal 1995. Capital expenditures in Fiscal 1995 decreased $961,000, or 62.1%, to $588,000 from $1.5 million in Fiscal 1994.
In Fiscal 1994, $482,000 was spent on renovations made to the Lehigh Drive facility and $757,000 for the purchase of machinery and equipment for expansion of the Company's manufacturing and packaging capabilities. The Company expects that its capital expenditures in fiscal 1996 will be approximately $3.6 million, of which approximately $2.6 million will be for capital improvements to its new Henderson Drive facility. The Company expects that its capital expenditures in fiscal 1997 will be approximately $1.4 million. See "Use of Proceeds".

     In Fiscal 1995, the Predecessor Companies distributed $14.7 million, representing previously undistributed earnings in respect of Fiscal 1994 and a portion of Fiscal 1995 earnings. A portion of such distribution was financed by a $7.0 million term loan agreement entered into in 1995 by the Predecessor Companies. As of December 31, 1995 the Predecessor Companies had undistributed S corporation earnings of $2.0 million, all of which has been distributed to those persons who were stockholders of the Predecessor Companies as of such date. All earnings of the Company and the Predecessor Companies from January 1, 1996 to a date prior to the date of this Offering, up to $10.0 million, will be distributed to those persons who were stockholders of the Company and the Predecessor Companies at such date. As of April 30, 1996, $2.4 million of such earnings have been distributed to such stockholders. The remaining amount of earnings, up to $7.6 million, will be distributed to such stockholders in cash and pursuant to the Company's promissory notes. The cash payments will be made prior to the date of this Offering to the extent that the Company has sufficient cash. The Company's promissory notes, which will be issued prior to the date of this Offering, will provide for 36 equal monthly payments with interest at Chase Manhattan Bank's prime rate on the date of issuance. Beginning shortly prior to the date of this Offering the Company will no longer be treated as an S corporation and will be subject to federal and state income taxes. See "S Corporation Distributions".

     In November 1992, the Company obtained a $1.2 million loan from a commercial bank for the purpose of financing its purchase of the facility located at 21 Dwight Place, Fairfield, New Jersey. The terms of the loan agreement call for 59 monthly principal installments of $9,600 each and a final installment of $600,000 on November 1, 1997. Interest accrues on the unpaid principal balance at the rate of 7.85% per annum and is payable monthly. The Company's obligations under the loan are secured by a mortgage on the facility. The Company intends to sell this facility and repay the balance of such loan in connection with such sale. See "Business -- Properties".

     In September 1995, the Company entered into a $7.0 million seven year term loan with a commercial bank in order to finance a portion of certain distributions to the Company's stockholders. Under this agreement, principal payments of $250,000 are due in 28 equal, quarterly installments commencing January 1, 1996. Interest is payable quarterly on the unpaid principal balance at a fixed annual rate of 7.74%. The Company is required to comply with certain operating and financial covenants, including specific collateral requirements, maintenance of minimum working capital and debt ratios, and restrictions on capital expenditures. The agreement allows for optional prepayments subject to payment of a specified fixed-rate breakage fee. Although the Company had been, as of December 31, 1995, in default of the limitation on capital expenditures contained in the loan agreement, the bank subsequently increased the capital expenditures limitation for that period, thereby putting the Company in compliance with the covenant. The Company is seeking to amend the loan agreement to increase the capital expenditure limitation for periods after December

31, 1995, and to amend such provisions as are necessary to allow for the merger of the Predecessor Companies with and into the Company for this Offering. There can be no assurance that such amendment will be obtained.

     In November 1995, the Company entered into a triple net lease on a new facility of approximately 140,000 square feet of space in West Caldwell, New Jersey. The lease has an initial term of five years during which the annual lease expense is $720,000, with an option for an additional ten years during which the rent will be equal to fair market value at the time of the lease renewal. The facility is subject to a $3.5 million mortgage which secures the term loan obligations of its owner, a limited liability company in which Messrs. Edward and Keith Frankel are members, which obligations are guaranteed by the Company. See "Business -- Properties" and "Certain Relationships and Related Transactions".

     As a result of various stock redemption, confidentiality, non-competition and related agreements, at December 31, 1995, the Company had outstanding notes payable of $1.1 million. See Note F of Notes to Consolidated Financial Statements.

     The Company believes that its existing cash balances, internally generated funds from operations and the net proceeds from the Offering will provide the liquidity necessary to satisfy the Company's working capital needs for the next two years, including the purchase and maintenance of inventory, the financing of the Company's accounts receivable and the financing of anticipated capital expenditures. The Company intends, as part of its strategy for growth, to make strategic acquisitions of complementary or related product lines and businesses. The Company has no current arrangements or agreements with respect to any particular acquisition. The Company may finance these transactions with the use of internally generated funds, a portion of the proceeds of this Offering, bank borrowings, or the issuance of additional equity or debt securities. See "Use of Proceeds" and "Business -- Strategy". There can be no assurance that such additional funds will be available to the Company at all or on acceptable terms.

Seasonality

     The Company experiences limited seasonal fluctuations in its business with sales being greater in the first and fourth quarters than in the second and third quarters.

Inflation

     Inflation has not had a significant impact on the Company in the past three years nor is it expected to have a significant impact in the foreseeable future.

Impact of Recently Issued Financial Accounting Standards

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Account Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which provides guidance on which to access and how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which gives companies a choice of the method of accounting used to determine stock-based compensation. Companies may account for such compensation by using either the intrinsic value-based method provided in APB Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," or the fair market value-based method provided in SFAS No. 123. These statements are effective for financial statements for fiscal years beginning after December 15, 1995.

     The Company believes that the impact of adopting SFAS No. 121 will not be material to the Company. The Company intends to use the intrinsic value-based method provided in APB No. 25 to determine stock-based compensation. The primary effect of the adoption of SFAS No. 123 is the obligation imposed on the Company to comply with the new disclosure requirements provided thereunder.

                                    BUSINESS

GENERAL

     The Company is a custom developer, manufacturer and marketer of vitamins and nutritional supplements, as well as specialty nutritional systems. The Company focuses on adding value for its customers through innovative product development and brand creation. Currently, the Company manufactures a wide variety of products which are sold (i) to over 100 marketers of vitamins, nutritional supplements and specialty nutritional systems who sell to their customers through many different channels of distribution, (ii) to various companies who reach their customers through electronic media (such as Home Shopping Club, Inc. and its affiliates (collectively, the "Home Shopping Network")), and (iii) under its own trademarks to over 3,000 independent pharmacies, as well as drug store, supermarket and discount department store chains and to health food stores (such as General Nutrition Companies, Inc. ("GNC"), which has over 2,000 stores). The Company's net sales have grown from $26.9 million in Fiscal 1991 to $60.6 million in Fiscal 1995, a compounded annual growth rate of over 20.6%. In Fiscal 1995, more than 50% of the Company's net sales resulted from products which were custom formulated by the Company specifically for its customers. In addition, the Company assists a significant number of these customers with value added services, such as product development, package design and marketing support services. Approximately 35% of the Company's Fiscal 1995 net sales were made to customers for sale through direct marketing and electronic media distribution channels.

     The Company operates its business in three divisions: the Garden State division, the Celebrity Marketing division and the Windmill Marketing division. Garden State manufactures and packages vitamins and nutritional supplement products for distribution by the Company's customers as well as by the Celebrity Marketing and Windmill Marketing divisions. The Company believes that the Garden State division differentiates itself from many of its competitors by providing value added services to its customers, including working with customers to create innovative, branded products. The Celebrity Marketing division develops and markets custom nutrition and health related products for sale by its customers through various forms of electronic media, including television home shopping networks and infomercials, as well as other direct response media, using endorsements of celebrities and health and nutrition authorities. The Celebrity Marketing division works with its customers to develop integrated marketing and promotional strategies which include product identification and formulation, package design, training and supervision of celebrities and health and nutritional authorities, promotional and merchandising assistance, and technical and compliance support. The Windmill Marketing division primarily sells the Company's own branded product lines, Windmill(R) and Foods Plus(R), and distributes other vitamin and nutritional supplement products to over 3,000 independent pharmacies generally located in the Northeast, Southeast, Mid-Atlantic and Midwest regions of the United States. The Company expanded Windmill Marketing's target market in Fiscal 1994 by introducing branded specialty nutritional supplements to national drug store, supermarket and discount department store chains including Walgreens, Osco, Revco and Pathmark, as well as to health food stores including GNC. These new products include Hi-Ener-G(TM), a ginseng based energy enhancing product, Citri-Life(TM), a weight loss nutritional supplement, and Super Juice(TM), a phyto-nutrient product derived from fruits and vegetables.

     Prior to the merger of the Predecessor Companies with and into the Company, Windmill Marketing Services, Inc., Garden State Nutritionals, Inc. and Cel-Mark International, Inc. had been in business since 1977, 1979 and 1990, respectively. During the past five years the Company acquired the assets of a vitamin and nutritional supplement distributor located in the Midwest, and the rights to the Foods Plus(R) trademark. The Company believes that its experienced management group, including four of its most senior operations executives who have an average of approximately 20 years of experience in the vitamin and nutritional supplements industry, will continue to be instrumental in implementing the Company's growth strategy. The Company's principal executive offices are located at 100 Lehigh Drive, Fairfield, New Jersey 07004, and its telephone number is (201) 575-9200.

INDUSTRY

     The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. Based on estimates in the Packaged Facts Survey, the retail market for vitamins, minerals and other nutritional supplements has grown at a compounded annual rate of greater than 12% from $3.3 billion in 1991 to over $4.6 billion in 1994. The Company believes these figures exclude sales through electronic media, and direct selling and marketing companies, which the Company views as important market segments. The Company believes several factors account for the steady growth of the vitamins and nutritional supplements market, including (i) increasing interest by many individuals in taking better care of themselves, (ii) increased consumer awareness of the health benefits of vitamins and nutritional supplements, (iii) emphasis on the promotion of preventative care strategies by health officials to address rising health care costs and (iv) favorable demographic trends toward older Americans who are more likely to consume vitamins and mineral supplements.

     The Company believes that increased consumer interest in healthier lifestyles has led to greater consumption of vitamins and nutritional supplements. The increase in the number of prominent television programs and magazines on health, fitness and healthier eating is indicative of greater consumer interest in this area. The Company believes more individuals are exercising, reducing fat intake and consuming vitamins and other nutritional supplements.

     Over the past several years, public awareness of the positive effects of vitamins and other nutritional supplements on health has been heightened by widely publicized reports and medical research findings indicating a correlation between the consumption of nutrients and the reduced incidence of certain diseases. Reports have indicated that the U.S. Government and universities generally have increased sponsorship of research relating to vitamins and other nutritional supplements. Congress has established the Office of Alternative Medicine within the National Institutes of Health to foster research into alternative medical treatment modalities, which may include natural remedies.

     The Company believes that the aging of the U.S. population, together with a corresponding increased focus on preventative health care measures, has resulted and will continue to result in increased demand for certain nutritional supplement products. According to Congressional findings that accompanied the DSHEA, national surveys reveal that almost 50% of Americans regularly consume vitamins, minerals and herbal supplements. The 35 and older age group of consumers, which has grown and is expected to continue to grow over the next two decades, represents 78% of the regular users of vitamin and mineral supplements. Based on data provided by the U.S. Bureau of Census, from 1990 to 2010, the 35 and older age group of the U.S. population is projected to increase by 31.7%, a significantly greater increase than for the U.S. population in general.

     The Company believes there are significant trends occurring within the growth of the overall market. Over the past several years, a number of successful nutritional products and systems have been introduced, including function specific products for weight loss, sports nutrition, menopause, energy and mental function. In addition, these products and systems use a number of innovative nutritional ingredients, such as ginseng, ginkgo biloba, and chromium picolinate.

RECENT LEGISLATION

     In October 1994, the FDCA was amended by enactment of the DSHEA, which introduced a new statutory framework governing the composition and labeling of dietary supplements, which in the Company's judgment is favorable to the dietary supplement industry. With respect to composition, the DSHEA creates a new class of "dietary supplements", dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, dietary ingredients on the market before October 15, 1994 may be sold without obtaining FDA pre-approval and without notifying the FDA. As for labeling, the DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary ingredient will diagnose, mitigate, treat, cure or prevent a disease). In addition, the DSHEA further allows the dissemination of "third party literature", publications such as reprints of scientific articles that link particular dietary supplements with health benefits to be used in connection with the sale of dietary supplements, to consumers at retail or by mail order. These provisions are subject to important limitations and restrictions. For a more complete description and a description of certain proposed legislation affecting the sale of ma huang containing products, See "Business -- Government Regulation".

STRATEGY

     The Company's strategy for growth incorporates the following key aspects:
(i) targeting profitable growth across several channels of distribution; (ii) broadening its product line and expanding value added services; (iii) maintaining technologically advanced manufacturing facilities, (iv) leveraging its product line across a diverse customer base, and (v) making strategic acquisitions.

          TARGETING PROFITABLE GROWTH ACROSS SEVERAL CHANNELS OF
     DISTRIBUTION:   The Company focuses on selling products to customers
     where the Company believes it can achieve attractive margins by providing value added services, such as product development, package design and marketing support services. The Company seeks continued growth through high margin product opportunities across all of its channels of distribution, especially with respect to sales to direct selling companies and electronic media. In addition, the Company is seeking to increase export sales which were $2.1 million in Fiscal 1995, or less than 4% of total sales.

          BROADENING ITS PRODUCT LINE AND EXPANDING VALUE ADDED SERVICES:
       The Company plans to continue to broaden its product line of custom formulated and manufactured products. In this regard, the Company is considering expanding the dosage forms in which it manufactures products to include effervescent, powdered and liquid vitamins and nutritional supplements. By adding in-house manufacturing capabilities the Company seeks to increase profit margins on products currently manufactured by third parties and to improve customer service. The Company also believes that its group of technical and marketing managers, experts, and outside consultants are instrumental in identifying, developing, formulating and marketing nutritional products, including function specific nutritional packages, which are marketed by the Company's customers and under the Company's own trademarks.

          MAINTAINING TECHNOLOGICALLY ADVANCED MANUFACTURING FACILITIES:
       The Company operates technologically advanced manufacturing facilities and invests regularly to update its plant and equipment. Plant layout and equipment are designed for flexible production schedules and to enable the Company to efficiently produce short runs to accommodate the Company's broad product range and large base of customers. The Company is currently renovating an approximately 140,000 square foot facility in West Caldwell, New Jersey that will add packaging and coating capacity and provide space in the existing facility to expand blending and tabulating capacity. See "Business -- Properties".

          LEVERAGING ITS PRODUCT LINE ACROSS A DIVERSE CUSTOMER BASE:   The
     Company sells through a wide variety of marketing channels, including independent pharmacies, drug store, supermarket and discount department store chains, health food stores, mail order, direct selling companies and electronic media. The Company believes that the diverse nature of its customer base helps it to recognize consumer demand in these channels providing critical input for new product development and to leverage its product development efforts by introducing customized variations of new products in different channels. Moreover, the Company benefits from having a diverse base of sales from over 3,000 products sold in these distribution channels. No single product accounted for more than 3% of net sales in Fiscal 1995 except for one product which accounted for 6.2% of such net sales.

          MAKING STRATEGIC ACQUISITIONS:   Using the proceeds of this
     Offering, the Company intends to continue its current strategy and to seek to grow through the acquisition of complementary and related product lines and businesses. The Company expects to evaluate acquisition opportunities based on their strategic fit, the Company's analysis of its ability to improve the profitability of acquired operations through cost reductions, other synergies with existing operations and anticipated return on capital invested. The Company has no current arrangements or agreements with respect to any particular acquisitions. As the nutritional supplement industry is highly fragmented with many companies producing only a single product line or single product, the Company believes that it is well positioned to make acquisitions due to its broad customer base, knowledge of marketing in several distribution channels and technologically advanced manufacturing facilities. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Liquidity and Capital Resources".

PRODUCTS

     In Fiscal 1995, the Company produced more than 3,000 products which were marketed under proprietary brands of the Company or third parties. The Company introduces new products and reformulates existing products on an ongoing basis in response to perceived consumer demand.

     The Garden State division manufactures, packages and markets a wide variety of vitamins and nutritional supplements such as minerals, herbs and enzymes which are sold as two piece hard shell capsules, solid dosage and bi-layered tablets. The Company is considering expanding the dosage forms in which it manufactures products to include forms such as effervescent, powdered and liquid vitamin and nutrition supplements. See "Use of Proceeds". These products are produced primarily for branded vitamin companies, direct selling companies, health food stores, specialty retailers and direct response including mail order companies. The Garden State division also manufactures products for the Celebrity Marketing and the Windmill Marketing divisions.

     The Celebrity Marketing division develops and markets custom nutrition and health related products for sale by its customers through various forms of electronic media, including television home shopping networks and infomercials, as well as other direct response media, using endorsements of celebrities and health and nutrition authorities. Examples of its customers include companies which sell through electronic media, such as the Home Shopping Network, Frankie Avalon Products, Inc. ("Frankie Avalon Products"), Value Vision International, Inc. ("Value Vision") and Telebrands Corp. ("Telebrands"), and direct selling companies such as Nu-Skin International Inc. and BeautiControl Cosmetics, Inc. ("BeautiControl").

     The Windmill Marketing division distributes over 500 different branded products primarily to independent pharmacies. These products include a full line of multi- and single vitamins and nutritional supplements, as well as function specific products, such as weight loss, energy and mental function, sports nutrition and menopause. The Windmill Marketing division also distributes vitamins and nutritional supplements on behalf of other vitamin marketers, such as Twin Laboratories Inc. ("Twin Labs") and Schiff Weider Foods Inc. ("Schiff"). In addition, in order to address the product needs of independent pharmacies, the Windmill Marketing division distributes sunglasses, non-prescription reading glasses, sugar-free candies and similar products as well as other brands of nutritional supplements. In Fiscal 1994, the Windmill Marketing division expanded its target market for specialty nutritional systems to drug store, supermarket and discount department store chains, as well as health food stores including GNC. The Windmill Marketing division currently markets proprietary products including Hi-Ener-G(TM), Super Juice(TM) and Citri-Life(TM) to these customers. The Windmill Marketing division also recently launched its Diet Works(TM) specialty weight management line of products for sale to GNC, other health food stores and independent pharmacies.

PRODUCT DEVELOPMENT

     The Company seeks to develop and introduce innovative products by closely monitoring consumer trends and scientific research. The Company's product development staff regularly studies over 25 different health and nutritional periodicals, including Scientific American and the Journal of American Botanical Counsel and Herb Research Foundation, in order to closely monitor research studies and scientific developments resulting in ideas for new and innovative products and new applications for current formulations. In addition, the Company believes that the diverse nature of its customer base further helps it to recognize consumer demands and trends throughout its several channels of distribution. The Company believes that its introduction of new products and applications has increased the market share for its branded products and views its product development efforts as an important part of its continued growth.

     In addition to its own branded product development efforts, the Company assists customers with product development, including product formulation, the selection of dosage form, package design and package engineering. These services are provided through the combined efforts of the Company's personnel and, as needed, other experts including a licensed nutritionist and an herbalist. Information on specific raw materials and product formulation is culled from published clinical studies, research data, expert consultation, industry conferences and specifications from raw materials suppliers and customers.

     Technical assistance is another important support service provided by the Company in assisting its customers with product development. In addition to using its technical personnel staff, laboratories and equipment to assist customers, the Company prepares pilot batches of vitamins and nutritional supplements and provides stability and dissolution test data to customers. The Company believes that these technical support services are generally important to the Company's contract manufacturing customers, many of which do not have their own manufacturing facilities and depend on the Company to provide development and manufacturing services.

SALES AND MARKETING

     Garden State. The Company's value added services are key components of Garden State's marketing strategy. The Company seeks new business by, among other things, helping customers with product development, package design and marketing support services. For direct selling organizations, the Company's sales and marketing executives provide other value added services, participating in product launches, lecturing to the selling representatives of such organizations and providing support materials, promotional information and expert consultations. The services of the Garden State division are marketed by the division's four sales executives, as well as Messrs. Edward and Keith Frankel. The sales executives each service specific customer accounts and are compensated solely on a commission basis.

     Important sources of new business for the Company include inquiries from potential customers based on the reputation of the Company and its senior personnel in the industry, referrals from existing customers and participation in trade shows.

     Celebrity Marketing. The services of the Celebrity Marketing division are marketed principally by Mr. Keith Frankel, who has had primary responsibility for managing this division since 1990, along with the assistance of a sales staff of two persons. In addition to his responsibilities as Chief Executive Officer, Mr. Frankel will continue to manage this division. Mr. Frankel is responsible for relations with the division's electronic media customers and the development of new customers. Mr. Frankel's compensation through the date of this Offering has been primarily commission based. As in the Garden State division, customers are assisted with product development, package design and marketing support. In addition, customers are also assisted with the training and supervision of the celebrities and health and nutritional authorities who endorse their products and are provided with promotional and merchandising assistance and technical and compliance support. See "Management -- Summary of Cash and Certain Other Compensation."

     Windmill Marketing. The Company's Windmill(R) and Foods Plus(R) lines of products are distributed to over 3,000 independent pharmacies through its 20-person salesforce, selected third-party broker organizations and wholesale drug distributors. In the Northeast, Mid-Atlantic and Midwest regions of the United States, Windmill Marketing's products are marketed by Company sales representatives, who generally each have responsibility for a specific territory and who are compensated by salary and incentive bonuses. Company sales representatives work closely with retailers to help them optimize the performance of their vitamin departments, including providing retailers with various types of merchandising assistance to maintain the inventory and appearance of the vitamin sections of their stores, sophisticated shelf marketing strategies, point-of-sale displays and topical information materials. Windmill Marketing sells its Windmill(R) and Foods Plus(R) lines in the Southeast region of the United States through one of its wholesale drug distributors.

     An important part of the Windmill Marketing division's marketing strategy to independent pharmacies is its "BIG SET" multi-line program for independent pharmacies, introduced in 1994. The BIG SET allows a customer to fill a 12 to 32 foot section of the store with Windmill(R) and Foods Plus(R) trademarked products as well as leading health food brands from Twin Labs and Schiff. Depending on the section size, these sections contain a broad range of vitamins, nutritional supplements, herbal products and teas, and sports nutrition products. This enhanced section is designed to allow independent pharmacies to offer product selection that is similar to that available in health food stores.

     The Company markets its Windmill(R) and Foods Plus(R) lines through advertising, primarily in trade magazines and through radio advertisements. The Company also regularly attends pharmacy industry conventions.

     The Company's branded product sales are directed by a vice president of sales, who is compensated by salary and an incentive bonus, and by approximately 15 third-party brokers who distribute these products on a commission basis to drug stores, supermarkets and discount department stores, such as Walgreens, Osco, Revco and Pathmark. The Company regularly advertises these branded products through radio, as well as in fitness and health related magazines. The Company also attends conventions of chain store representatives to promote these products.

CUSTOMERS

     In Fiscal 1995, the Company marketed and sold its products to over 3,400 customers in the United States, and 20 customers abroad. During Fiscal 1995, sales to the Company's 33 largest domestic customers accounted for approximately 44% of its total net sales, with one customer, the Home Shopping Network, accounting for approximately 12% of net sales for the same period. In Fiscal 1995, Garden State had approximately 400 customers, Celebrity Marketing had approximately 20 customers, and Windmill had over 3,000 customers. Export sales accounted for 3.5% of total net sales during Fiscal 1995. The Company's products are generally sold on a net 30-day basis and, except for branded products, are sold without right of return. The Company's returns on branded products were less than 1% of such sales in Fiscal 1995.

MANUFACTURING AND PRODUCTION

     The Company operates technologically advanced manufacturing and production facilities located in Fairfield and West Caldwell, New Jersey. In total, these facilities include approximately 175,000 square feet of space. The Company is currently renovating an approximately 140,000 square foot production, distribution and office facility in West Caldwell, New Jersey, near its existing manufacturing facility, that will increase the Company's manufacturing capacity through the addition of a packaging and coating capacity. In addition, the relocation of the Company's warehouse facilities and executive offices to the new facility will allow space in the existing facility for the expansion of the Company's blending and tableting capacity.

     Current production capabilities allow the Company to manufacture solid dosage and bi-layered tablet forms and two piece hard shell capsules. Following this Offering, the Company is considering expanding the dosage forms in which it manufactures products to include forms such as effervescent, powdered and liquid vitamins and nutritional supplements. See "Use of Proceeds".

     The Company emphasizes quality control. The number of quality control personnel has increased from six in Fiscal 1993 to 14 in Fiscal 1995. Raw materials which are used by the Company to manufacture its products are initially held in quarantine, during which time the Company's quality control personnel assay the raw materials against the supplier's certificate of analysis. Once the quarantined materials have been properly identified and analyzed, a lot number is assigned, samples are retained and the material is processed for formulating, mixing and granulating. This mixture is either compressed into tablets, and in some cases coated, or it is encapsulated. Following this process, tablets and capsules are tested for weight, purity, potency, dissolution and stability. Finished products are generally packaged by the Company. The Company's automated equipment counts the tablets and capsules and inserts them into the appropriate packaging, or otherwise prepares them to be packaged by a third party. The Company maintains a computer-controlled, integrated production planning system which allows for monitoring of all goods and services produced by the

Company. The Company believes that it is in substantial compliance with the good manufacturing practices standards as established by the FDA with respect to food manufacturing. See "Business -- Government Regulation".

     The Company packages its products either in bottles or in blister packages. All bottled products have tamper resistant closures. All packaged products are labeled. A portion of the Company's packaging needs are currently subcontracted to independent packaging operators. The Company anticipates that this practice will diminish following this Offering as it expands its packaging facilities and capabilities to increase capacity and to include specialty packaging technologies such as effervescent humidity controlled packing, powder packaging, kit assembly and shrink wrap.

RAW MATERIALS

     The principal raw materials used in the manufacturing process are natural and synthetic vitamins, minerals, herbs and related nutritional supplements, gelatin capsules and coating materials and the necessary components for packaging the finished products. The raw materials are available from numerous sources both within the United States and abroad. The gelatin capsules and coating materials, and packaging materials are similarly widely available. No one supplier currently provides more than 10% of the Company's raw material and related purchases. Raw materials are generally purchased by the Company without long term commitments, on a purchase order basis. The Company is a party to a joint venture agreement with a raw materials supplier for the acquisition and sale of certain raw materials, principally dahlulin.

BACKLOG

     At March 29, 1996, order backlog amounted to $7.6 million, compared with $8.3 million at March 11, 1995. The Company's backlog consists of firm purchase orders by customers for delivery within the next three months.

COMPETITION

     The vitamin, nutritional supplement and specialty nutritional systems industry is highly competitive. Numerous companies compete with the Company in the manufacturing, distribution and sale of its products. Most of the Company's competitors are privately held. Thus, the Company is unable to precisely assess the size of such competitors or where it ranks in comparison to such competitors with respect to its market share.

     Some of the larger companies engaged in the manufacturing and distribution of vitamins, nutritional supplements and specialty nutritional systems are Rexall Sundown, Inc., Leiner Nutritional Products Inc. and Pharmavite Corp. The Company's branded products compete with numerous distributors and manufacturers, including large pharmaceutical companies, for sales to independent pharmacies and chain stores. Some of the larger companies engaged in the sale and distribution of branded vitamins, nutritional supplements and specialty nutritional systems are Twin Labs, Nature's Bounty, Inc. and Pharmavite Corp. Large pharmaceutical companies, such as the Lederle division of American Home Products Corporation, also sell and distribute specific branded vitamins and nutritional supplements but do not currently offer a full range of branded products.

     Certain of the Company's competitors, including large pharmaceutical companies, have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company. However, the Company believes that it competes favorably with its competitors because of the value added services it offers to its customers, its broad product line, its many channels of distribution, its cost-efficient production capabilities through its technologically advanced production facilities and its industry-experienced senior sales personnel.

TRADEMARKS

     The Company owns registrations in the United States Patent and Trademark Offices for its Windmill(R), Foods Plus(R), Celluslim(R), Country Farms(R), Cytoguard(R), Derma-Pure(R), For Women Only(R), Hidden Strength(R), Iron Bodies(R), Nutra Betic(R) and Vita Betic(R) trademarks, and has rights to use additional trademarks material to its business. Federally-registered trademarks have perpetual life, provided they are renewed on a timely basis and are properly used, subject to the right of third parties to petition to cancel such registrations on certain statutory grounds. The Company relies on common law trademark rights to protect certain trademarks. Common law trademark rights do not provide the Company with the same level of protection as would U.S. federal registered trademarks. In addition, common law trademark rights extend only to the geographic area in which the trademark is actually used, while the U.S. federal registration prohibits the use of the trademark by any third party anywhere in the United States. The Company regards its trademarks and other intellectual property as valuable assets, and believes that such marks and intellectual property have significant value when used in connection with the marketing of its products.

PRODUCT LIABILITY INSURANCE

     The Company, like other manufacturers, wholesalers and distributors of vitamin and nutritional supplement products, faces an inherent risk of exposure to product liability claims if, among other things, the use of its products results in injury. Accordingly, the Company currently maintains product liability insurance policies which provide a total of $6.0 million of coverage per occurrence and $6.0 million of coverage in the aggregate. Although the Company's product liability insurance policies do not currently provide coverage for claims with respect to L-Tryptophan containing products manufactured after September 1992, the Company discontinued manufacturing such products in 1990. See "Business -- Legal Proceedings". The Company believes that its current level of product liability insurance coverage is adequate. However, there can be no assurance that such insurance will continue to be available or, if available, will be adequate to cover potential liabilities.

GOVERNMENT REGULATION

     The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more federal agencies. The Company's activities are also regulated by various agencies of the states and localities in which the Company's products are manufactured, distributed and sold. The Company is subject to periodic inspection and testing of its products by the Federal Drug Administration, the New Jersey Department of Health and local health departments.

     The FDA, the most active regulatory authority exercising jurisdiction over vitamins, minerals and other nutritional ("dietary") supplements, regulates the Company's products under the FDCA and regulations promulgated by the FDA to implement this statute. In 1976, the FDA's ability to regulate the composition of dietary supplements was restricted in several material respects by the Proxmire Amendment to the FDCA. Under this Amendment, the FDA is precluded from establishing maximum limits on the potency of vitamins, minerals and other dietary supplements, from limiting the combination or number of any vitamins, minerals or other food ingredients in dietary supplements, and from classifying a vitamin, mineral, or combination of vitamins and minerals as a drug solely because of its potency. However, the Proxmire Amendment did not affect the FDA's authority to determine that a vitamin, mineral or other dietary supplement is a new drug on the basis of drug claims made in the product's labeling. Such a determination would require deletion of the drug claims, or the Company's submission and the FDA's approval of an NDA for the product, which entails costly and time-consuming clinical studies.

     In 1990, the FDA's authority over dietary supplement labeling was expanded in several respects by NLEA. This statute amended the FDCA by establishing a requirement for the nutrition labeling of most foods, including dietary supplements. In addition, the NLEA prohibits the use of any health benefit claim ("health claim") in dietary supplement labeling unless the claim is supported by significant scientific agreement and is pre-approved by the FDA. Interested companies may petition the FDA for the approval of health claims. To date, the FDA has approved health claims for dietary supplements only in connection with the use of calcium for prevention of osteoporosis and the use of folic acid for prevention of neural tube defects. The NLEA also allows nutrient content claims characterizing the level of a particular nutrient in a dietary supplement (e.g., "high in," "low in," "source of") if they are in compliance with definitions issued by the FDA. Significantly, the NLEA precludes any state from mandating nutritional labeling, nutrient content claim or health claim requirements which differ from those established under the NLEA, as a result of which the Company's products will not be subject to inconsistent labeling requirements.

     In October 1994, the FDCA was amended by enactment of the DSHEA, which introduced a new statutory framework governing the composition and labeling of dietary supplements which, in the Company's judgment, is favorable to the dietary supplement industry. With respect to composition, the DSHEA creates a new class of "dietary supplements", dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under the DSHEA, dietary ingredients on the market before October 15, 1994 may be sold without obtaining the FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not on the market before October 15, 1994) requires proof that it has been used as an article of food without being chemically altered, or evidence of a history of use or other evidence establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least 75 days before the initial use of a new dietary ingredient. There can be no assurance, however, that the FDA will accept the evidence of safety for any new dietary ingredients the Company may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary ingredients as food additives requiring FDA pre-approval prior to marketing.

     As for labeling, the DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, disclose on the label that the FDA has not reviewed the statement and that the product is not intended for use for a disease, and notify the FDA of the statement within 30 days after its initial use. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support the Company decides to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or the submission by the Company and the approval by the FDA of an NDA. The DSHEA allows the dissemination of "third party literature", publications such as reprints of scientific articles that link particular dietary supplements with health benefits. Third party literature may be used in connection with the sale of dietary supplements to consumers at retail stores or by mail order. Such a publication may be so distributed if it is not false or misleading, if no particular manufacturer or brand of dietary supplement is mentioned, if the publication is presented in such manner so as to offer a balanced view of available scientific information on the subject matter, if it is physically separated from products when used in a retail establishment and if it does not have any other information appended to it. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with the Company's products will be determined by the FDA to satisfy each of these requirements, and any such failure to comply could subject the product involved to regulation as a new drug.

     In December 1995, the FDA proposed regulations to implement certain DSHEA labeling provisions, which are expected to be finalized in late 1996 and to become effective by January 1, 1997 (although the FDA has indicated that it may delay the effective date until January 1, 1998). The regulations will require the Company to revise the labeling for a substantial number of its products at an undetermined expense to the Company but which the Company does not believe will be material to its financial condition or its results of operations.

     The DSHEA also requires that dietary supplements be prepared, packed and held under conditions which meet the GMP regulations to be promulgated by the FDA with respect to dietary supplements. The FDA has not yet proposed GMP regulations for dietary supplements. Therefore, there can be no assurance that the Company's current production facilities will meet all of the GMP regulations when issued by the FDA with respect to dietary supplements, and the Company may, in the future, be required to expend resources to upgrade its facilities or take other appropriate action to comply with such regulations.

     For certain of its contract manufacturing customers, the Company manufactures products containing a Chinese herb known as "ma huang", a source of naturally-occurring ephedrine, a stimulant. Such products accounted for 10.2% of the Company's net sales in Fiscal 1995, including one product which accounted for 6.2% of the Company's net sales in such year. Ma huang and ephedrine have been the subject of certain adverse publicity in the United States and other countries, including a statement issued by the FDA on April 10, 1996 warning consumers not to purchase or consume dietary supplements containing ephedrine that are labeled as alternatives to illicit street drugs, because these products pose significant health risks. For this reason, certain states and foreign jurisdictions have required appropriate warnings on product labels, or prohibited the sale of products containing ma huang or ephedrine as energy enhancing products other than by licensed pharmacists. Certain state and other local governments, including Florida and Nassau County, New York have recently proposed a ban on the sale of dietary supplements that contain ephedrine or have banned the sale of products that certain high levels of epherdrine. Products manufactured by the Company containing ma huang are labeled either for weight loss or energy enhancement, not as alternatives to illicit street drugs. However, there can be no assurance that ma huang will not become subject to further regulation, which could require the reformulation of the Company's ma huang-containing products and/or their relabeling. While the Company believes that the products it manufactures that contain ma huang could be reformulated and relabeled if required, there can be no assurance in that regard, or that either reformulation or relabeling would not have a material adverse effect on the Company. There also can be no assurance that the Company will not be subject to private civil actions with respect to products that contain ma huang. The loss by the Company of revenues generated by products containing ma huang, if not replaced by other revenues, could have a material adverse effect on the Company.

     The FTC, which exercises jurisdiction over the advertising of dietary supplements, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance the FTC will not question the Company's advertising in the future.

     The Garden State division manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Garden State division's contract manufacturing customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company. Governmental regulations in foreign countries where the Company sells or plans to sell products may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's customers in those countries. These customers are independent companies over which the Company has no control.

     The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request their recall from the market, to enjoin their further manufacture or sale, to publicize information about a hazardous product, to issue warning letters, and to institute criminal proceedings. The Company may be subject to additional laws or regulations administered by the FDA or other regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

LEGAL PROCEEDINGS

     In 1989, the FDA initiated a voluntary recall of products containing manufactured L-Tryptophan. Numerous unrelated manufacturers, distributors, suppliers, importers and retailers of manufactured L-Tryptophan or products containing manufactured L-Tryptophan are or were defendants in an estimated 2,000 actions brought in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of certain products containing manufactured L-Tryptophan. The Predecessor Companies manufactured products containing manufactured L-Tryptophan prior to such recall and were named in many of such actions. However, neither the Predecessor Companies nor the Company are now parties to any such actions. The possibility of future actions related to such products cannot be excluded. The Company is a party to a joint defense agreement (the "Showa Denko Agreement") entered into in 1990 and amended and restated in 1992 with Showa Denko America, Inc. which sold the bulk L-Tryptophan which the plaintiffs allege caused their personal injuries. Under the Showa Denko Agreement, Showa Denko America has agreed to pay all legal fees incurred and to indemnify the Company against liability in any claim if it is determined that a proximate cause of the injury sustained by the plaintiff was a constituent of the raw material sold by Showa Denko America to the Company or was a factor for which Showa Denko America or any of its affiliates was responsible, except to the extent that actions by the Company proximately contributed to the injury. In 1992, the Company also entered into an guaranty agreement with Showa Denko K.K., the Japanese parent company of Showa Denko America which manufactured the bulk L-Tryptophan, under which Showa Denko K.K. unconditionally and irrevocably guarantees all of Showa Denko America's payments to the Company under the Showa Denko Agreement. The Company believes that, under the Showa Denko Agreement, it will be entitled to indemnification in all actions arising out of the ingestion of products containing L-Tryptophan manufactured by Showa Denko, K.K. and that contribution by the Company will not be warranted.

     The Company also has product liability insurance which it believes provides coverage of up to $1.0 million per occurrence and in the aggregate for L-Tryptophan product claims, including legal defense costs in respect of the Company's L-Tryptophan containing products manufactured prior to September 1992. The Company discontinued manufacturing such products in 1990. If further L-Tryptophan actions are brought and indemnification is not provided under the Showa Denko Agreement such coverage could be denied or the potential damages that could be recovered could exceed the Company's available product liability insurance coverage, and such excess could have a material adverse effect upon the Company's results of operations. To date, the Company has not incurred any out-of-pocket expense in connection with any of such actions.

     The Company is presently engaged in various other legal actions and governmental proceedings, and, although ultimate liability cannot be determined at the present time, the Company is currently of the opinion that the amount of any such liability from these other actions and proceedings when taking into consideration the Company's product liability coverage, will not have a material adverse effect on its financial position, results of operations or liquidity.

PROPERTIES

     The Company currently leases two facilities. The Company's newest facility, located at 8 Henderson Drive, West Caldwell, New Jersey contains approximately 140,000 square feet of space, and currently houses the sales and marketing offices of the Company's Windmill Marketing division, and the Company's packaging, tablet coating and distribution operations. By the end of this year, this facility will also house the Company's principal executive offices and the Celebrity Marketing division. The facility located at 100 Lehigh Drive, Fairfield, New Jersey contains approximately 35,000 square feet of space and currently houses the Company's executive offices and principal manufacturing and warehouse facilities. The Company believes that its Lehigh Drive facility, together with the capital projects associated with the build-out of its new West Caldwell, New Jersey facility will provide the Company with enough space to meet the Company's foreseeable needs. The Henderson Drive facility is leased from a limited liability company of which Messrs. Edward and Keith Frankel are members and the Lehigh Drive facility is leased from a partnership of which Messrs. Edward and Keith Frankel and Mr. Howard Munk are partners. See "Certain Relationships and Related Transactions". In addition to these two facilities, the Company intends to open a small sales office in Illinois following the Offering.

     The Company owns a facility located at 21 Dwight Place, Fairfield, New Jersey, which it is currently seeking to sell. There can be no assurance that the Company will be able to sell such property at all or at a price favorable to the Company. The Company's operations, formerly housed at the Dwight Place facility, which accounts for approximately 33,000 square feet of space, have been moved in their entirety to the new Henderson Drive facility.

EMPLOYEES

     The Company employs 248 individuals, with 160 employed in manufacturing and production, 27 employed in sales and marketing, 14 in research, development and laboratory testing, and the balance in executive, administrative and other professional positions. The Company has never experienced a work stoppage, and none of its employees are currently represented by a union or other form of collective bargaining unit. The Company believes its relations with its employees are good.

CHANGE IN AUDITORS

     In 1996, Horowitz, Waldman, Berretta & Maldow, CPA, LLP, resigned as the Company's independent accounting and auditing firm. Julius Horowitz, a principal of that firm, became a member of the Company's Board of Directors shortly thereafter. Prior reports rendered by Horowitz, Waldman, Berretta & Maldow, CPA, LLP, did not contain any adverse opinion or disclaimer, nor were they modified or qualified as to uncertainty, audit scope or accounting principles, nor were there any disagreements between that firm and the Company. Grant Thornton LLP, currently serves as the Company's independent accountants and auditors. See "Management" and "Certain Relationships and Related Transactions".

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The following table sets forth certain information concerning each of the Company's directors and executive officers as of May 10, 1996.

                      NAME                     AGE                     POSITION
    -----------------------------------------  ---     -----------------------------------------
    Edward M. Frankel........................  58      Chairman of the Board, President and
                                                       Director
    Keith I. Frankel.........................  32      Chief Executive Officer and Director
    Stephen J. Young.........................  53      Chief Financial Officer, Treasurer and
                                                       Secretary
    Myron Jacobowitz.........................  55      Executive Vice President -- Garden State
                                                       Division
    Howard L. Munk...........................  55      Executive Vice President -- Windmill
                                                       Marketing Division
    Joel H. Girsky...........................  57      Director
    Julius M. Horowitz.......................  64      Director

     The Board of Directors currently consists of four directors, who are divided into three classes, with terms expiring at the Company's annual meetings of stockholders in 1997, 1998, and 1999. Mr. Horowitz's term will expire at the 1997 annual meeting. Mr. Girsky's term will expire at the 1998 annual meeting. Messrs. Edward and Keith Frankel's terms will expire at the 1999 annual meeting. Each director is elected to serve until the third succeeding annual meeting of stockholders (if elected at an annual meeting of stockholders) or until a successor is duly elected, or for the remaining term of any vacancy filled by the director or until a successor is duly elected. Officers of the Company serve at the discretion of the Board of Directors. There are three standing Committees of the Board of Directors: the Compensation Committee, which makes recommendations to the Board of Directors concerning compensation arrangements for directors, executive officers and senior management of the Company; the Audit Committee, which reviews the work and reports of the Company's independent accountants; and the Option Committee, which administers the Company's 1996 Stock Option Plan. The members of each of the Compensation Committee, Audit Committee and Option Committee are Messrs. Horowitz and Girsky. Other than options pursuant to the 1996 Stock Option Plan, directors who are not employees of the Company do not receive any compensation for their service. See "Management -- 1996 Stock Option Plan".

     Edward M. Frankel has been Chairman of the Board and President of the Company since its formation. Prior to the merger of the Predecessor Companies with and into the Company, Mr. Frankel had been President and a Director of Windmill Marketing Services, Inc. since 1977 and of Garden State Nutritionals, Inc. since 1984 and a Director of Cel-Mark International, Inc. since 1990. Mr. Frankel joined the founders of Windmill Marketing Services, Inc. in 1974. From 1973 through 1974, he was employed at Ford Laboratories, a division of APL Corporation, as a vice president of sales and marketing, and from 1971 through 1972 he was employed at Hudson Vitamins, a division of Cadence Industries, Inc. as a sales director. Both Hudson Vitamins and Ford Laboratories were manufacturers and marketers of vitamins and nutritional supplements. Mr. Frankel graduated from Long Island University in 1959 with a B.S. in pharmacy. Mr. Frankel is also a director of Jaco Electronics, Inc. of Hauppauge, New York, a distributor of electronic components.

     Keith I. Frankel has been Chief Executive Officer and a Director of the Company since its formation. Mr. Frankel founded Cel-Mark International, Inc. in 1990 and was its President from that time until the merger of Cel-Mark with and into the Company. As President of Cel-Mark International, Inc., he had principal day-to-day responsibility for its sales and marketing as well as its general operation. In addition to his duties as CEO of the Company, Mr. Frankel is responsible for overseeing all of the Company's sales and marketing and will retain his responsibilities at the Celebrity Marketing division. During the past ten years, Mr. Frankel has held various sales, marketing and management positions for the Predecessor Companies. Mr. Frankel graduated from American University with a B.S. in marketing management.

     Stephen J. Young has been the Chief Financial Officer of the Company since its formation and of each of the Predecessor Companies from 1992 until their merger with and into the Company. Prior to joining the Predecessor Companies, Mr. Young was the President of Ketchum & Co., Inc., a wholesale drug distributor, from 1990 to 1992 and Chief Financial Officer from 1985 to 1990. Mr. Young graduated from St. Johns University with a B.S. in accounting.

     Myron Jacobowitz has been an Executive Vice-President of the Company with principal day-to-day operating responsibility for the Garden State division since the Company's formation. He served as Executive Vice President of Garden State Nutritionals, Inc. from January 1994 until its merger with and into the Company. During the six years prior to 1994, Mr. Jacobowitz had been the President and a partner of CFH Laboratories, L.P., a pharmaceutical and food supplement company. Mr. Jacobowitz graduated from City College of New York with a B.S. in chemistry and holds an M.B.A. from Pace University.

     Howard L. Munk has been an Executive Vice-President of the Company with principal day-to-day operating responsibility for the Windmill Marketing division since the Company's formation. He served as Executive Vice President of Windmill Marketing Services, Inc. from 1983 until its merger with and into the Company. From 1973 to 1983, Mr. Munk was employed in a variety of sales and marketing positions by Hudson Vitamins, a division of Cadence Industries, Inc., a manufacturer and marketer of vitamin and nutritional supplements. Mr. Munk had majored in business and marketing at Long Island University.

     Joel H. Girsky was elected as a director of the Company shortly prior to this Offering. Since 1983 he has been the President and Chairman of the Board of Directors of Jaco Electronics, Inc. He is also a director of Nastech Pharmaceutical Company, Inc., a research pharmaceutical company, and Frequency Electronics, Inc., a manufacturer and distributor of electronic products.

     Julius M. Horowitz was elected as a director of the Company shortly prior to this Offering. For over the past 25 years, Mr. Horowitz has been and is currently a partner in the accounting firm of Horowitz, Waldman, Berretta & Maldow, CPA, LLP, an accounting firm and the auditors of the Predecessor Companies prior to this Offering. See "Business -- Change in Auditors".

     Except for Edward and Keith Frankel, who are father and son, respectively, no family relationship exists between any directors or executive officers of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth, for each of the Company's last three fiscal years, the compensation paid to the President of the Company and to certain other executive officers of the Company whose aggregate annual salary and bonus for the Company's last fiscal year exceeded $100,000 (the "Named Executives"):

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL COMPENSATION          ALL OTHER
                                              FISCAL     -----------------------     COMPENSATION(1)
         NAME AND PRINCIPAL POSITION           YEAR      SALARY($)     BONUS($)            ($)
- --------------------------------------------- ------     ---------     ---------     ---------------
                                               1995      $ 750,000     $ 149,942         $47,859
Edward M. Frankel;                             1994        750,000       452,322          52,891
  Chairman of the Board and President........  1993        750,000     1,737,577          50,837

                                               1995      1,885,648            --          27,706
Keith I. Frankel;                              1994      2,637,927            --          35,206
  Chief Executive Officer and Director(2)....  1993      1,008,808            --          35,206

Myron Jacobowitz;                              1995        159,808        45,000          32,581
  Executive Vice President -- Garden State     1994        152,885        35,000              --
  Division(3)................................  1993             --            --              --

                                               1995        100,554        35,000          28,609
Stephen J. Young;                              1994         94,177        26,000          14,027
  Chief Financial Officer (3)................  1993         82,027            --              --

Howard L. Munk;                                1995        100,728        15,000           7,302
  Executive Vice President -- Windmill         1994         92,772         6,750           6,579
  Marketing Division(4)......................  1993         79,830            --           6,837

- ---------------
(1) Includes certain benefits granted to the named persons such as payments related to deferred compensation agreements pursuant to a non-qualified plan, payments to the Company's profit sharing plan and payments by the Company on split dollar and other life insurance contracts. In Fiscal 1995, Edward Frankel received $22,500 in profit sharing contributions and $25,359 in life insurance benefits; in Fiscal 1994, Edward Frankel received $30,000 in profit sharing contributions and $22,891 in life insurance benefits; in Fiscal 1993, Edward Frankel received $30,000 in profit sharing contributions and $20,837 in life insurance benefits. In Fiscal 1995, Keith Frankel received $22,500 in profit sharing contributions and $5,206 in deferred compensation benefit; in each of Fiscal 1994 and 1993, Keith Frankel received $30,000 in profit sharing contributions and $5,206 in deferred compensation benefit. In Fiscal 1995, Mr. Jacobowitz received $22,500 in profit sharing contributions and $10,081 in deferred compensation benefit. In Fiscal 1995, Mr. Young received $18,591 in profit sharing contributions and $10,018 in deferred compensation benefit; in Fiscal 1994, Mr. Young received $14,027 in profit sharing contributions. In Fiscal 1995, Mr. Munk received $5,181 in profit sharing contributions and $2,121 in life insurance benefit; in Fiscal 1994, Mr. Munk received $4,712 in profit sharing contributions and $1,867 in life insurance benefit; in Fiscal 1993, Mr. Munk received $5,184 in profit sharing contributions and $1,653 in life insurance benefit.

(2) Prior to January 1, 1996, salary amounts paid to Keith Frankel were based primarily on commissions earned on sales of Cel-Mark International, Inc. and Garden State Nutritionals, Inc. See "Management -- Employment Agreements".

(3) Does not include the value of 8,000 shares of Common Stock to be issued shortly prior to this Offering at a purchase price of $1.00 per share. See "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".

(4) Does not include the value of 25,000 shares of Common Stock to be issued shortly prior to this Offering at a purchase price of $1.00 per share. See "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".

EMPLOYMENT AGREEMENTS

     Effective as of January 1, 1996, the Company has entered into employment agreements with Messrs. Edward and Keith Frankel, which expire on June 30, 1999. Each such agreement provides for a $350,000 annual base salary, plus such bonus as the Company's Compensation Committee determines, provided that in 1996, such bonus shall not be more than $150,000. Such agreements further provide that for 1997 and 1998 the base salary is subject to annual increases of the greater of 5% or the percentage increase in the Consumer Price Index published by the U.S. Department of Labor. Subsequent to June 30, 1997, the bonus shall not be more than $150,000 unless the Compensation Committee determines otherwise, on the basis of operating results. Such employment agreements further prohibit the employee from competing with the Company, soliciting any customers of the Company or contacting any strategic partner of the Company with the intention of entering into a joint venture or similar business relationship for a period of 12 months following termination of employment other than by the employee with good reason or by the Company without cause (each as defined therein).

NON-COMPETITION, CONFIDENTIALITY AND OTHER EMPLOYEE ARRANGEMENTS

     In addition to the non-competition and confidentiality provisions applicable to Messrs. Edward and Keith Frankel contained in their respective employment agreements, other executive officers and certain other key employees have entered into agreements under which such individuals must maintain the confidentiality of the Company's proprietary or confidential information. Such other agreements further provide that during the term of employment of each individual and for two years thereafter, the individual will neither solicit any customers of the Company nor contact any strategic partner of the Company with the intention of entering into a joint venture or similar business relationship.

     The Company has a qualified profit sharing plan for all employees meeting certain minimum eligibility requirements. Contributions are determined annually at the discretion of the Board of Directors. Participants become vested at the rate of 20% per year, provided that they have completed one year of service.

     The Company has entered into deferred compensation agreements with certain executives including Messrs. Keith Frankel, Myron Jacobowitz and Stephen Young pursuant to which the Company pays the premiums for life insurance policies on those employees. The Company is the beneficiary of the policies and has an arrangement with the employee to compensate the employee or his estate in the event of retirement or death, after the Company recoups its entire cost. See "Management -- Summary Compensation Table".

     Prior to this Offering, the Company will have sold to several employees an aggregate of 51,000 shares of Common Stock at a purchase price of $1.00 per share, including 25,000 shares to Howard Munk, 8,000 shares to Myron Jacobowitz and 8,000 shares to Stephen Young. The shares so purchased will be subject to repurchase by the Company, at the same price, if the individual ceases to be employed by the Company prior to the fifth anniversary of the date of purchase, unless such termination is without good cause, as defined in the purchase agreement. Such repurchase right will lapse over a five year period at the rate of 20% of the purchased shares, per year.

1996 STOCK OPTION PLAN

     The Company's 1996 Stock Option Plan reserves for issuance up to 1,300,000 shares of the Company's Common Stock pursuant to the exercise of options granted under such plan. The number of shares is subject to adjustment for any future stock dividends, splits, mergers, combinations, or other changes in capitalization as described in the 1996 Stock Option Plan. As of the date of
this Offering, the Company has issued options to purchase           shares at
the initial public offering price per share.

     Authority to administer the 1996 Stock Option Plan and to grant awards rests with the Board of Directors. The Board has delegated its authority to grant awards to any employee (including officers who are members of the Board) to the Option Committee. The 1996 Stock Option Plan will terminate on
            , 2006, but the Board retains the right to suspend, terminate or amend the Plan at any time. On termination of the Plan, outstanding awards remain in effect until they expire by their terms, are forfeited or otherwise terminate.

     Options may be granted under the 1996 Stock Option Plan to full or part-time employees, officers, consultants and advisors of the Company and its affiliates. Non-Employee Directors are also eligible for the grant of options pursuant to the nondiscretionary provisions of the 1996 Stock Option Plan.

     Options granted to employees may be either incentive stock options ("ISOs") which satisfy the requirements of Section 422 of the Internal Revenue Code (the "Code") or nonstatutory options ("NSOs") which are not intended to satisfy such requirements. Options granted to Non-Employee Directors, consultants and advisors may only be NSOs.

     The option exercise price of ISOs and NSOs may not be less than the fair market value of the Company's Common Stock on the date of grant. Payment of the exercise price may be made in cash, by certified check, promissory note, other shares of the Company's Common Stock, or through a same day sale program. In addition, the Board may authorize loans and loan guarantees for the exercise price. The term of an ISO may not exceed ten years. The term of an NSO may not exceed ten years plus one day.

     Options granted to employees may be made cumulatively exercisable in annual installments. Options may be made exercisable only under such conditions as the Board or its delegate may establish, such as if the optionee remains employed until a specified date, or if specified performance goals have been met. If an optionee's employment terminates because of misconduct, such option terminates immediately. If an optionee's employment terminates for any reason other than misconduct, the option remains exercisable for a fixed period of three months (twelve months where employment has terminated because of death or disability) or a longer period to be fixed by the Board or its delegate up to the remainder of the option's term. In no case may an option be exercised after the expiration of the option term. An option may be exercised by the optionee or his guardian or legal representative.

     Each Non-Employee Director will be granted an initial option for shares as of the date of this Offering and, for so long as such Non-Employee Director continues to serve on the Board, on the first business day following each annual meeting of the Corporation's stockholders at which directors are elected, he or she will automatically receive an additional option for shares. Options granted to Non-Employee Directors will be fully vested when granted and may be exercised for up to twelve months following termination of their service on the Board.

     No taxable income is recognized by an optionee upon the grant of an NSO. The optionee generally will recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares at the date of exercise over the exercise price, and the optionee will be required to satisfy the tax withholding requirements applicable to such income which the optionee may elect to satisfy by having the Company withhold shares from the shares otherwise due or by delivering a sufficient number of previously owned shares of Common Stock to the Company. On ultimate sale of the shares, the optionee will generally recognize as capital gain or loss the difference between the fair market value on the date of exercise and the ultimate sales price.

     No taxable income is recognized by the optionee at the time of the grant of an ISO and, except in determining alternative minimum tax, no taxable income is recognized at the time the ISO is exercised. The optionee will, however, recognize taxable income or loss in the year in which the purchased shares are sold or otherwise made the subject of disposition. For Federal tax purposes, dispositions of ISOs are divided into two categories: qualifying and disqualifying. The optionee will make a qualifying disposition of the purchased shares if the sale or other taxable disposition of such shares is made more than two years after the grant date of the option and more than one year after the exercise date. If the optionee fails to satisfy either of these two holding periods prior to the sale or other disposition of the purchased shares, then a disqualifying disposition will result. Upon a qualifying disposition of the shares, the optionee generally will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition over (ii) the option price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of the shares at the date of exercise (or, if lower, the fair market value of the shares on the date of disposition) over (ii) the option price paid therefor will be taxable as ordinary income. Any additional gain recognized upon the disposition will be a capital gain, and such gain will be long-term if the shares have been held for more than one year following exercise of the option.

     The difference between the fair market value of shares subject to an ISO on the date of exercise and the exercise price of such shares is an adjustment to income for purposes of the alternative minimum tax (the "AMT"). The AMT (imposed to the extent it exceeds the taxpayer's regular tax) is 26% of an individual taxpayer's alternative minimum taxable income (28% in the case of alternative minimum taxable income in excess of $175,000). Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items (including the difference between the fair market value of the shares subject to the ISO on the date of exercise and the exercise price) and reducing this amount by the applicable exemption amount ($45,000 in case of a joint return, subject to reduction under certain circumstances). If a disqualifying disposition of the shares subject to an ISO occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those shares. Also, upon a sale of such shares that is a qualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the shares subject to the ISO at exercise over the amount paid for such shares.

     The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee in connection with the exercise of an NSO. The deduction generally will be allowed for the taxable year of the Company in which occurs the last day of the calendar year in which the optionee recognizes ordinary income in connection with such exercise.

     If the optionee makes a disqualifying disposition of the shares purchased on exercise of an ISO, then the Company will be entitled to an income tax deduction for the taxable year in which such disposition occurs, equal to the amount which is taxable to the employee as ordinary income. In no other instance will the Company be allowed a deduction with respect to the optionee's disposition of the shares purchased upon exercise of an ISO.

     Under Section 162(m) of the Code, the Company is not entitled to a deduction for certain executive compensation in excess of $1,000,000. This limitation applies to compensation paid to the Company's Chief Executive Officer and to each of its next four most highly compensated executive officers. Amounts treated as compensation pursuant to the exercise of stock options are subject to the deduction limit, unless the option exercise price is at least equal to the fair market value of the underlying stock on the date of grant. In addition, the grant of options must be made by a committee of at least two "outside directors" (as defined in Section 162(m) of the Code). Awards granted under the Stock Option Plan are intended to qualify for full deductibility. In order to so qualify, the maximum number of shares which may be granted to an individual under the full ten-year term of the 1996 Stock Option Plan is limited to shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company's approximately 140,000 square foot facility located at 8 Henderson Drive, West Caldwell, New Jersey is leased to the Company by a limited liability company (the "Henderson Drive LLC"), whose members are Messrs. Edward and Keith Frankel. Such lease is on a triple-net basis and provides for a rental of approximately $720,000 per annum. The Henderson Drive lease term began on November 1, 1995, expires on November 30, 2000 and is renewable at the Company's option for up to an additional ten years. The Henderson Drive facility is subject to a $3.5 million mortgage which secures the term loan obligations of its owner, which obligations are guaranteed by the Company. The Company's approximately 35,000 square foot facility located at 100 Lehigh Drive, Fairfield, New Jersey is leased to the Company by a partnership (the "Lehigh Drive Partnership") which includes Messrs. Edward and Keith Frankel as general partners and Howard Munk as a limited partner. Such lease is on a triple-net basis and provides for a rental of approximately $311,000 per annum subject to increase based upon increases in the borrowing rate charged to the Lehigh Drive Partnership in respect of the financing of the facility. The Lehigh Drive lease term began on June 30, 1985 and expires on June 30, 2001. The Company believes that the terms of both such leases are not less favorable to the Company than terms that could be obtained from unaffiliated parties for comparable facilities. See "S Corporation Distributions" for a description of certain amounts distributed and to be distributed to Messrs. Edward and Keith Frankel and "Management -- Employment Agreements" for a description of the employment agreements between Messrs. Edward and Keith Frankel and the Company.

     The Company paid to Horowitz, Waldman, Berretta & Maldow, CPA, LLP, an accounting firm which includes Julius M. Horowitz, a Director of the Company, $242,000 in Fiscal 1995, $201,000 in Fiscal 1994, $253,000 in Fiscal 1993 and
$103,000 for the four month period ended December 31, 1993 for accounting and auditing services. Such firm will continue to provide certain accounting services following this Offering. See "Business -- Change in Auditors".

     During Fiscal 1995, Mr. Keith Frankel purchased approximately 5% of the outstanding shares of capital stock of Windmill Marketing Services, Inc. for $75,000. Concurrently with the closing, the Company entered into consulting, non-competition and confidentiality agreements with the seller. See Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources and Note F of Notes to Consolidated Financial Statements.

     During 1995, the Company made a non-interest bearing advance to Mr. Keith Frankel in the amount of $254,000 in connection with certain tax obligations of Mr. Frankel, primarily related to his status as an S corporation stockholder. During 1995 the Company advanced certain legal and other professional expenses for the Henderson Drive LLC and Lehigh Drive Partnership resulting in amounts due from those entities at December 31, 1995 of $54,000 and $70,000 respectively. Since January 1, 1995 the largest amount of each such advance was $254,000 to Mr. Frankel, $54,000 to the Henderson Drive LLC and $70,000 to the Lehigh Drive Partnership, respectively. As of April 30, 1996, the entire amount of the advance to Mr. Frankel and the Henderson Drive LLC had been paid and there remained a balance of $65,000 due from the Lehigh Drive Partnership, which is scheduled to be paid during 1996.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding ownership of the Common Stock as of May 10, 1996 and immediately following the Offering by
(i) each person or entity who owns of record or beneficially five percent or more of the Company's Common Stock, (ii) each director and named executive officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each stockholder selling shares of Common Stock in the Offering (collectively, the "Selling Stockholders"). To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. The address of each holder of 5% or more of the Company's common stock is the Company's corporate address.

                                      BENEFICIAL OWNERSHIP
                                              PRIOR               NUMBER OF       BENEFICIAL OWNERSHIP
                                           TO OFFERING             SHARES          AFTER OFFERING(1)
                                    -------------------------       BEING       ------------------------
         BENEFICIAL OWNER             SHARES       PERCENT(2)      OFFERED       SHARES       PERCENT(2)
- ----------------------------------  ----------     ----------     ---------     ---------     ----------
Edward M. Frankel.................   5,756,238        40.6%       2,400,000     3,356,238       20.3%
Keith I. Frankel(3)...............   8,300,749        58.6%       2,400,000     5,900,749       35.6%
Joel H. Girsky....................          --          --               --            --          --
Julius M. Horowitz................          --          --               --            --          --
Stephen J. Young(4)...............       8,000           *               --         8,000           *
Myron Jacobowitz(4)...............       8,000           *               --         8,000           *
Howard L. Munk(4).................      25,000           *               --        25,000           *
All directors and executive
  officers as a group (7
  persons)........................  14,097,987(2)     99.5%       4,800,000     9,297,987(2)    56.1%

- ---------------
 *  Represents less than 1%

(1) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters exercise their over-allotment option in full, Mr. Edward Frankel will beneficially own 2,996,238 shares and Mr. Keith Frankel will beneficially own 5,540,749 shares, representing an aggregate of 50.4% of the outstanding shares of Common Stock.

(2) Includes 51,000 shares of Common Stock to be issued prior to this Offering at a purchase price of $1.00 per share. See "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".

(3) Includes an aggregate of 2,544,511 shares held by trusts established by Mr. and Mrs. Edward Frankel for the benefit of their sons, Keith Frankel and Frank Frankel (the "Trusts"). Keith Frankel, as trustee, possesses the sole power to vote and to dispose of such shares, and therefore may be deemed the beneficial owner of such shares. Mr. and Mrs. Edward Frankel retain the right to receive an annuity from the Trusts, which may be paid by delivery of shares valued at their then fair market value.

(4) Represents shares of Common Stock to be purchased prior to this Offering described in footnote 2 above.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Upon completion of this Offering, 16,566,000 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be outstanding. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     As of May 10, 1996, there were 14,115,000 shares of Common Stock outstanding, all of which were held by three holders of record. The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy". Following consummation of this Offering, the shares of Common Stock will not be redeemable or convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to vote on all matters submitted to a vote of stockholders.

PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS AND STATUTORY PROVISIONS

     The Certificate of Incorporation provides that the Company's Board of Directors will be divided into three classes, with each class, after a transitional period, serving for three years, and one class being elected each year. A majority of the remaining directors then in office, though less than a quorum, or the sole remaining director, will be empowered to fill any vacancy on the Board of Directors which arises during the term of a director. The provision for a classified board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80% of the outstanding shares of the voting stock of the Company. The classification of the Board of Directors may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may have the effect of maintaining the incumbency of the Board of Directors. See "Management".

     The Certificate of Incorporation requires that any action required or permitted to be taken by the Company's stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing. Additionally, the Certificate of Incorporation requires that special meetings of the stockholders of the Company be called only by a majority of the Board of Directors or by certain officers.

     The By-laws provide that stockholders seeking to bring business before or to nominate directors at any annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within 10 days following the date on which such notice was given. The By-laws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions will restrict the ability of stockholders to bring matters before the stockholders or to make nominations for directors at meetings of stockholders.

     Following the consummation of this Offering, the Company will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder". A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company. In addition, the Certificate of Incorporation provides that the affirmative vote of a least 80% of the outstanding voting stock is required for a business combination between the Company or any subsidiary and the beneficial owner of more than five percent of the outstanding voting stock unless such transaction (i) has been approved by a majority of the disinterested directors or (ii) involves a person who, as of the effectiveness of the Offering, was the beneficial owner of more than five percent of the outstanding voting stock.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate of Incorporation provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock will be Chemical Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this Offering there will be 16,566,000 shares of Common Stock outstanding. The 7,200,000 shares of Common Stock sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company, as that term is defined in Rule 144, which shares will be subject to the resale limitations of Rule 144. Each director, executive officer, Trust and Selling Stockholder has agreed not to sell or transfer any shares of Common Stock for a period of 360 days from the date of this Offering without the consent of the Representatives (as defined below). Of the shares outstanding upon the closing of this Offering, 9,366,000 will be deemed "restricted securities" under Rule 144 and may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144, is available. Of such restricted securities, 9,315,000 shares are currently eligible for sale under Rule 144, subject to certain volume and other limitations, and 51,000 shares will be eligible for sale under Rule 701(c) promulgated under the Securities Act 90 days after the date of this Offering, subject to certain limitations relating to the manner of sale of those shares.

     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price of the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (together, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock set forth opposite their names below:

                                                                           NUMBER OF SHARES
                                 UNDERWRITER                               TO BE PURCHASED
    ---------------------------------------------------------------------  ----------------
    Bear, Stearns & Co. Inc..............................................
    Donaldson, Lufkin & Jenrette Securities Corporation..................
                                                                                -------
              Total......................................................
                                                                                =======

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The nature of the obligations of the Underwriters is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a selected dealer
concession of not more than $     per share, and the Underwriters may allow, and
such dealers may reallow, concessions not in excess of $     per share to
certain other dealers. After the initial public offering, the public offering price and concessions and reallowance to dealers may be changed by the Representatives.

     The Selling Stockholders and the Company have granted an option to the Underwriters, exercisable at any time during the 30 day period after the date of this Prospectus, to purchase from the Selling Stockholders and the Company up to an additional 720,000 shares (360,000 from each) and 360,000 shares, respectively, of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's purchase obligations set forth in the foregoing table.

     The Underwriting Agreement provides that the Company and each of the Selling Stockholders will indemnify the several Underwriters against certain liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     All executive officers and directors of the Company and certain stockholders, including, without limitation, the Selling Stockholders, have agreed with the Underwriters that they will not sell, transfer, assign, contract to sell or otherwise dispose of any shares of Common Stock owned by them for a period of 360 days after the date of this Prospectus without the prior written consent of the Representatives.

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters do not expect to confirm sales to discretionary accounts.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price has been determined by negotiation among the Company and the Representatives. Among the factors which were considered in such negotiations are the Company's history, capital structure and financial condition, its past and present earnings and the trend of such earnings, prospects for the Company and its industry, the present state of the Company's development, the recent market prices of publicly-held companies that the Company and the Representatives believe to be comparable to the Company and general conditions prevailing in the securities markets at the time of this Offering.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Morrison Cohen Singer & Weinstein, LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Kramer, Levin, Naftalis & Frankel, New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and 1995, and the consolidated statements of earnings, changes in stockholders' equity and cash flows for the year ended August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995 have been included in this Prospectus in reliance upon the report of Grant Thornton LLP, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 pursuant to the Securities Act with respect to the Common Stock being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the consolidated financial statements, schedules and exhibits filed as a part thereof.

     Upon completion of the Offering, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material or any part thereof may also be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Certified Public Accountants....................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995..........................  F-3
Consolidated Statements of Earnings for the year ended August 31, 1993, four months ended December 31, 1993 and the years ended December 31, 1994 and 1995..............  F-4
Consolidated Statement of Stockholders' Equity for the year ended August 31, 1993, four months ended December 31, 1993 and the years ended December 31, 1994 and
  1995................................................................................  F-5
Consolidated Statements of Cash Flows for the year ended August 31, 1993, four months ended December 31, 1993 and the years ended December 31, 1994 and 1995..............  F-6
Notes to Consolidated Financial Statements............................................  F-7

                        REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

Board of Directors
  VITAQUEST INTERNATIONAL INC.

     We have audited the accompanying consolidated balance sheets of Vitaquest International Inc., and Subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for the year ended August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vitaquest International Inc. and Subsidiary as of December 31, 1994 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the years then ended, the four-month period ended December 31, 1993 and the year ended August 31, 1993, in conformity with generally accepted accounting principles.

     We have also audited Schedule II of Vitaquest International Inc. and Subsidiary for the year ended August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

/s/ Grant Thornton LLP

GRANT THORNTON LLP

Parsippany, New Jersey
April 12, 1996

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS


                                                                                         PRO FORMA
                                                      DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                          1994             1995             1995
                                                      ------------     ------------     ------------
                                                                                        (UNAUDITED)
                       ASSETS
Current assets:
  Cash and cash equivalents.........................  $  2,470,874     $  3,838,005     $  1,873,160
  Marketable securities.............................     1,611,376        1,776,429        1,776,429
  Accounts receivable, net of allowance for doubtful
     accounts of $200,000 in 1994 and $381,000 in
     1995...........................................     7,939,384        9,401,509        9,401,509
  Inventories.......................................     4,964,000        6,948,132        6,948,132
  Prepaid expenses and other........................       567,889          719,927          719,927
  Due from stockholders.............................            --          377,684          377,684
                                                       -----------      -----------      -----------
          Total current assets......................    17,553,523       23,061,686       21,096,841
Property and equipment -- at cost, net..............     3,558,259        3,464,332        3,464,332
Intangible assets (less accumulated amortization of
  $389,970 in 1994 and $482,492 in 1995)............       849,764          707,242          707,242
Other assets........................................     1,043,317        1,221,003        1,221,003
                                                       -----------      -----------      -----------
                                                      $ 23,004,863     $ 28,454,263     $ 26,489,418
                                                       ===========      ===========      ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt..............  $    362,499     $  1,237,683     $  1,237,683
  Due to stockholders...............................       815,260        1,331,747        1,331,747
  Accounts payable..................................     4,276,074        4,839,730        4,839,730
  Customer deposits.................................       916,754          667,373          667,373
  Accrued expenses..................................     1,623,969        2,244,964        2,244,964
  Deferred income taxes.............................            --               --          118,000
                                                       -----------      -----------      -----------
          Total current liabilities.................     7,994,556       10,321,497       10,439,497
Long-term debt, less current maturities.............     1,958,755        7,721,916        7,721,916
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized, none issued and outstanding........            --               --               --
  Common stock, $.01 par value; 50,000,000 shares
     authorized; 14,115,000 shares issued and
     outstanding, actual; 14,166,000 shares, pro
     forma..........................................       141,150          141,150          141,660
  Additional paid-in capital........................            --               --          815,490
  Retained earnings.................................    13,010,248       10,253,256        8,119,411
  Unrealized gain (loss) on marketable securities...       (99,846)          16,444           16,444
  Unearned compensation.............................            --               --         (765,000)
                                                       -----------      -----------      -----------
          Total stockholders equity.................    13,051,552       10,410,850        8,328,005
                                                       -----------      -----------      -----------
                                                      $ 23,004,863     $ 28,454,263     $ 26,489,418
                                                       ===========      ===========      ===========

The accompanying notes are an integral part of these statements.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                        FOUR MONTHS
                                        YEAR ENDED         ENDED           YEAR ENDED DECEMBER 31,
                                        AUGUST 31,      DECEMBER 31,     ---------------------------
                                           1993             1993            1994            1995
                                        -----------     ------------     -----------     -----------
Net sales.............................  $35,584,190     $ 13,616,852     $50,191,851     $60,633,243
Cost of goods sold....................   20,525,472        7,675,025      27,391,998      31,728,577
                                        -----------      -----------     -----------     -----------
     Gross profit.....................   15,058,718        5,941,827      22,799,853      28,904,666
Operating expenses
  Selling, general and
     administrative...................   11,465,498        4,070,262      13,991,948      16,343,133
                                        -----------      -----------     -----------     -----------
     Operating earnings...............    3,593,220        1,871,565       8,807,905      12,561,533
Other income (expense)
  Investment income...................      142,179           24,300          93,321         199,079
  Interest expense....................     (205,833)         (72,189)       (213,532)       (336,040)
  Miscellaneous income................      127,901          (13,600)        254,611         219,968
                                        -----------      -----------     -----------     -----------
     Earnings before income taxes.....    3,657,467        1,810,076       8,942,305      12,644,540
Income taxes..........................    1,574,841          180,223         268,187         224,000
                                        -----------      -----------     -----------     -----------
          Net earnings................  $ 2,082,626     $  1,629,853     $ 8,674,118     $12,420,540
                                        ===========      ===========     ===========     ===========
Pro forma data
  Historical earnings before income
     taxes............................                  $  1,810,076     $ 8,942,305     $12,644,540
  Compensation differential...........                                                     1,791,135
  Income taxes........................                       733,000       3,612,000       5,926,000
                                                         -----------     -----------     -----------
          Net earnings................                  $  1,077,076     $ 5,330,305     $ 8,509,675
                                                         ===========     ===========     ===========
  Net earnings per share..............                                                          $.60
                                                                                         ===========
  Weighted average number of common
     shares outstanding...............                                                    14,166,000

The accompanying notes are an integral part of these statements.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                            UNREALIZED
                                    COMMON STOCK                               GAIN
                               -----------------------                      (LOSS) ON          TOTAL
                                                PAR          RETAINED       MARKETABLE     STOCKHOLDERS'
                                 SHARES        VALUE         EARNINGS       SECURITIES        EQUITY
                               ----------     --------     ------------     ----------     -------------
Balance at September 1,
  1992.......................  14,115,000     $141,150     $  7,068,523      $     --       $  7,209,673
Net earnings.................          --           --        2,082,626            --          2,082,626
Distributions to
  stockholders...............          --           --         (400,000)           --           (400,000)
                               ----------     --------      -----------      --------        -----------
Balance at August 31, 1993...  14,115,000      141,150        8,751,149            --          8,892,299
Net earnings.................          --           --        1,629,853            --          1,629,853
Distributions to
  stockholders...............          --           --         (660,885)           --           (660,885)
                               ----------     --------      -----------      --------        -----------
Balance at December 31,
  1993.......................  14,115,000      141,150        9,720,117            --          9,861,267
Net earnings.................          --           --        8,674,118            --          8,674,118
Unrealized loss on marketable
  securities.................          --           --               --       (99,846)           (99,846)
Purchase of treasury stock...          --           --         (400,000)           --           (400,000)
Distributions to
  stockholders...............          --           --       (4,983,987)           --         (4,983,987)
                               ----------     --------      -----------      --------        -----------
Balance at December 31,
  1994.......................  14,115,000      141,150       13,010,248       (99,846)        13,051,552
Net earnings.................          --           --       12,420,540            --         12,420,540
Distributions to
  stockholders...............          --           --      (15,177,532)           --        (15,177,532)
Unrealized gain on marketable
  securities.................          --           --               --       116,290            116,290
                               ----------     --------      -----------      --------        -----------
BALANCE AT DECEMBER 31, 1995.  14,115,000     $141,150     $ 10,253,256      $ 16,444       $ 10,410,850
                               ==========     ========      ===========      ========        ===========

The accompanying notes are an integral part of this statement.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           FOUR MONTHS
                                             YEAR ENDED       ENDED        YEAR ENDED DECEMBER 31,
                                             AUGUST 31,    DECEMBER 31,   --------------------------
                                                1993           1993          1994           1995
                                             -----------   ------------   -----------   ------------
Cash flows from operating activities:
  Net earnings.............................. $ 2,082,626    $1,629,853    $ 8,674,118   $ 12,420,540
  Adjustments to reconcile net earnings to
     net cash provided by operating
     activities:
     Depreciation and amortization..........     460,654       159,116        621,208        824,240
     Provision for losses on accounts
       receivable...........................     101,537            --        256,179        181,200
     Loss (gain) on sale of marketable
       securities...........................     (16,098)       25,575         43,679         32,741
     (Earnings) loss from joint venture.....     (26,984)       22,611        (18,124)       (30,331)
     Increase (decrease) in cash flows from
       changes in operating assets and
       liabilities:
       Accounts receivable..................    (717,666)     (356,626)    (1,658,343)    (1,643,325)
       Inventories..........................  (1,569,788)      217,000     (1,063,000)    (1,984,132)
       Prepaid expenses and other...........     321,188        62,739        125,608       (152,038)
       Other assets.........................     (27,748)        3,104        (93,185)      (147,355)
       Accounts payable and accrued
          expenses..........................     128,510      (668,280)     1,358,112      1,184,651
       Customer deposits....................     421,784        (8,046)       386,231       (249,381)
                                             -----------    ----------    -----------     ----------
Net cash provided by operating activities...   1,158,015     1,087,046      8,632,483     10,436,810
                                             -----------    ----------    -----------     ----------
Cash flows from investing activities:
  Proceeds from sale of marketable
     securities and returns of principal....   1,335,775       352,813      1,596,281      1,332,091
  Purchases of marketable securities........  (1,174,752)     (585,627)    (2,467,606)    (1,413,595)
  Acquisition of property and equipment.....  (1,085,581)      (40,120)    (1,549,334)      (587,791)
  Acquisition of intangible assets..........          --            --       (125,000)            --
                                             -----------    ----------    -----------     ----------
          Net cash used in investing
            activities......................    (924,558)     (272,934)    (2,545,659)      (669,295)
                                             -----------    ----------    -----------     ----------
Cash flows from financing activities:
  Proceeds from bank borrowings.............     350,000            --             --      7,000,000
  Payments of long-term debt................    (574,750)     (172,880)      (363,338)      (361,655)
  Advances to stockholders..................          --            --             --       (377,684)
  Distributions to stockholders.............    (200,000)     (200,000)    (4,907,301)   (14,661,045)
  Proceeds from stockholder loan............      30,267       (11,530)        36,702             --
  Purchase of treasury stock................          --            --       (400,000)            --
                                             -----------    ----------    -----------     ----------
     Net cash used in financing
       activities...........................    (394,483)     (384,410)    (5,633,937)    (8,400,384)
                                             -----------    ----------    -----------     ----------
     Increase (decrease) in cash and cash
       equivalents..........................    (161,026)      429,702        452,887      1,367,131
Cash and cash equivalents at beginning of
  period....................................   1,749,311     1,588,285      2,017,987      2,470,874
                                             -----------    ----------    -----------     ----------
Cash and cash equivalents at end
  of period................................. $ 1,588,285    $2,017,987    $ 2,470,874   $  3,838,005
                                             ===========    ==========    ===========     ==========
Supplemental disclosures of cash flow
  information:
     Cash paid during the period for:
       Interest............................. $   180,000    $   66,000    $   211,000   $    161,000
       Income taxes.........................   1,444,000        16,000        190,000        295,000

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

     Vitaquest International Inc. (the "Company") was incorporated in 1996 and will be the successor by merger to Garden State Nutritionals, Inc., Windmill Marketing Services, Inc. and Cel-Mark International, Inc. (the "Predecessor Companies"). As a result of the merger, each of the Predecessor Companies will become a division of the Company. The merger is accounted for in a manner similar to a pooling of interests, and, accordingly, the accompanying financial statements include the accounts of the Predecessor Companies for all periods presented. Assets and liabilities were recorded at their respective net book values.

     The Company is a custom developer, manufacturer and marketer of vitamins and nutritional supplements as well as specialty nutritional systems. The Company's products are sold through independent drug stores, mass market chains, mail order and electronic media. The Company operates in one industry segment.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

  1. Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated.

  2. Revenue Recognition

     Revenue is recognized upon shipment of merchandise to customers.

  3. Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

  4. Depreciation

     Depreciation is computed using the straight-line and double-declining balance methods. The useful lives of property and equipment range as follows:

        Building and improvements.......................................      31 years
        Machinery and equipment.........................................    5-10 years
        Furniture, fixtures and office equipment........................    5-10 years
        Leasehold improvements..........................................      15 years

     Effective January 1, 1996, depreciation on newly acquired property and equipment will be computed on a straight-line basis over the estimated useful lives of the assets.

  5. Amortization of Intangible Assets

     In connection with a business combination and stock redemption agreements, the Company recorded $1,200,000 for confidentiality and noncompetition agreements with two former stockholders. Amortization is being recorded on a straight-line basis principally over eight years through the year 2000.

     In connection with the acquisition of the Foods Plus(R) vitamin line in 1994, the Company acquired intangible assets totalling approximately $90,000 consisting of the Foods Plus trademark, customer lists, formulas and merchandising material. Amortization is being recorded on a straight-line basis over fifteen years.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE A -- BUSINESS AND SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
  6. Investment in Joint Venture and Miscellaneous Income

     The Company's investment in a joint venture for the purchase of a raw material is accounted for under the equity method. The Company owns a 50% interest in this joint venture. The investment is carried at cost, adjusted for the Company's proportionate share of the joint venture's earnings and losses. At December 31, 1994 and 1995, the investment in joint venture, which is included in other assets, amounted to approximately $458,000 and $489,000, respectively. The Company's share of joint venture earnings (losses), which is included in miscellaneous income, totalled $26,984 for the year ended August 31, 1993, $(22,611) for the four months ended December 31, 1993 and $18,124 and $30,331 for the years ended August 31, 1994 and 1995, respectively. Miscellaneous income also includes commissions and royalties earned and other items.

  7. Income Taxes

     Beginning with the period ended December 31, 1993, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc. elected under the Internal Revenue Code and applicable state laws to be treated as S corporations. Since it's incorporation, Cel-Mark International, Inc. had been an S corporation for Federal income tax purposes. In 1995, it elected to be treated as an S corporation for state tax purposes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on the company's taxable income.

     Deferred income taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal item giving rise to deferred income taxes is differences arising from the conversion from the cash basis of accounting for income tax purposes to the accrual basis for financial reporting for one of the Company's divisions. Deferred income taxes are not significant.

     Prior to the closing of the proposed public offering, the Company's income tax status as an S corporation will terminate. The Company will convert to a C corporation and will be subject to both Federal and state income taxes. Any income tax adjustment required as a result of the conversion will be reflected in the period in which it becomes effective.

     Pro forma income taxes reflect provision for income taxes at the effective statutory Federal and state rates applied to the Company's financial statement earnings in each period.

  8. Concentrations of Credit Risk and Fair Value of Financial Instruments

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, certificates of deposit and trade accounts receivable. The Company places its cash and certificates of deposit with high credit quality institutions. In general, such investments exceed the FDIC insurance limit.

     The Company provides credit to its customers in the normal course of business. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable exposure is limited.

     The carrying value of financial instruments potentially subject to valuation risk (principally consisting of cash, certificates of deposit, accounts receivable, long-term debt and accounts payable) approximates fair market value.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE A -- BUSINESS AND SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
  9. Cash and Cash Equivalents and Supplemental Disclosure of Noncash
Transactions

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

  Supplemental Disclosures of Noncash Transactions:

     During the year ended August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995, dividends of $200,000, $660,885, $737,571 and $1,254,058, respectively, were declared and paid in the subsequent period.

     During the year ended December 31, 1994, the Company issued notes payable totalling $64,734 in exchange for certain intangible assets.

     During the year ended August 31, 1993, the Company acquired certain property and equipment totalling $1,165,994 in exchange for long-term debt.

  10. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  11. New Accounting Standards Not Yet Adopted

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to assess and how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which gives companies a choice of the method of accounting used to determine stock-based compensation. Companies may account for such compensation either by using either the intrinsic value-based method provided in APB Opinion 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," or the fair market value-based method provided in SFAS No. 123. These statements are effective for financial statements for fiscal years beginning after December 15, 1995. The Company believes that the impact of adopting SFAS No. 121 will not have a material effect on the Company. The Company intends to use the intrinsic value-based method provided in APB No. 25 to determine stock-based compensation. The primary effect of the adoption of SFAS No. 123 is the obligation imposed on the Company to comply with the new disclosure requirements provided thereunder.

NOTE B -- MARKETABLE SECURITIES

     During the year ended December 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have a readily determinable fair value and for all investments in debt securities.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- MARKETABLE SECURITIES -- (CONTINUED)
     As of December 31, 1994 and 1995, the Company classified its investments with a cost of $1,711,222 and $1,759,985 and market value of $1,611,376 and $1,776,429, respectively, as available-for-sale securities. Cost is determined by the specific identification method. The following is a schedule of these securities:

                                           1994                                      1995
                          --------------------------------------    --------------------------------------
                                        UNREALIZED                                UNREALIZED
                                          GAINS          FAIR                       GAINS          FAIR
                             COST        (LOSSES)       VALUE          COST        (LOSSES)       VALUE
                          ----------    ----------    ----------    ----------    ----------    ----------
Equity securities.......  $  276,422     $ (20,639)   $  255,783    $  162,634     $  7,048     $  169,682
Corporate obligations...     657,020       (22,517)      634,503       282,366       10,513        292,879
Municipal obligations...     522,207       (15,124)      507,083     1,169,887       (1,538)     1,168,349
Mortgage-backed
  securities............     255,573       (41,566)      214,007       145,098          421        145,519
                          ----------      --------    ----------    ----------     --------     ----------
                          $1,711,222     $ (99,846)   $1,611,376    $1,759,985     $ 16,444     $1,776,429
                          ==========      ========    ==========    ==========     ========     ==========

     In March 1996, the Company transferred to stockholders, at fair market value, $1,290,000 of marketable securities and liquidated substantially all of the remaining portfolio for $496,000. The transfer of shares and proceeds from sale were used to pay stockholder distributions.

     During the years ended December 31, 1994 and 1995, transactions from the sale of available-for-sale securities are summarized as follows:

                                                                     1994           1995
                                                                  ----------     ----------
    Gross proceeds from sales...................................  $1,417,817     $1,323,825
    Historical cost.............................................   1,461,496      1,356,566
                                                                  ----------     ----------
    Net loss from sales.........................................  $  (43,679)    $  (32,741)
                                                                  ==========     ==========

NOTE C -- INVENTORIES

     Inventories are summarized as follows:

                                                                     1994           1995
                                                                  ----------     ----------
    Raw materials...............................................  $1,419,000     $2,480,729
    Work in process.............................................   1,202,000      1,735,499
    Finished product............................................   2,343,000      2,731,904
                                                                  ----------     ----------
                                                                  $4,964,000     $6,948,132
                                                                  ==========     ==========

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE D -- PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                                     1994           1995
                                                                  ----------     ----------
    Land........................................................  $  277,200     $  277,200
    Building and improvements...................................   1,414,758      1,419,848
    Machinery and equipment.....................................   2,273,151      2,654,622
    Furniture, fixtures and office equipment....................     657,822        739,720
    Leasehold improvements......................................     756,867        790,130
                                                                  ----------     ----------
                                                                   5,379,798      5,881,520
    Less accumulated depreciation and amortization..............   1,821,539      2,417,188
                                                                  ----------     ----------
                                                                  $3,558,259     $3,464,332
                                                                  ==========     ==========

     Depreciation and amortization expense of property and equipment totalled approximately $302,000, $106,000, $450,000 and $682,000 for the year ended
August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995, respectively.

NOTE E -- ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                                                     1994           1995
                                                                  ----------     ----------
    Salaries, commissions and payroll taxes.....................  $  801,040     $  848,159
    Profit sharing contribution.................................     157,833        217,782
    Professional fees...........................................     224,672        363,982
    Interest....................................................      51,876        226,955
    Health and welfare..........................................      26,776        138,402
    Other.......................................................     361,772        449,684
                                                                  ----------     ----------
                                                                  $1,623,969     $2,244,964
                                                                  ==========     ==========

NOTE F -- LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                                     1994           1995
                                                                  ----------     ----------
    Term loan payable to bank...................................  $       --     $7,000,000
    Mortgage payable............................................     911,406        796,281
    Notes payable -- former stockholders........................   1,333,000      1,109,000
    Other.......................................................      76,848         54,318
                                                                  ----------     ----------
                                                                   2,321,254      8,959,599
    Less current maturities.....................................     362,499      1,237,683
                                                                  ----------     ----------
                                                                  $1,958,755     $7,721,916
                                                                  ==========     ==========

  Term Loan Payable to Bank

     In September 1995, the Company entered into a term loan agreement with a bank to finance a portion of distributions to the Company's shareholders. Under this agreement, principal payments of $250,000 are due in

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE F -- LONG-TERM DEBT -- (CONTINUED)
28 equal, quarterly installments commencing January 1, 1996. Interest is payable quarterly on the unpaid principal balance at a fixed annual rate of 7.74%.

     Terms of the loan require the Company to meet certain operating and financial covenants, including specific collateral requirements, maintenance of minimum working capital and debt ratios, and restrictions on capital expenditures. The agreement allows for optional prepayments subject to specified fixed rate breakage fee provisions.

     Although as of December 31, 1995, the Company has been in default of the limitation on capital expenditures contained in the loan agreement, the bank has increased the capital expenditures limitation for that period thereby putting the Company was in compliance with this covenant.

  Mortgage Payable

     In November 1992, the Company purchased a manufacturing and warehouse facility. The mortgage is payable in 59 equal monthly principal payments of $9,594, calculated on a ten-year straight-line amortization with a final payment of $585,219 due on November 1, 1997. Interest is payable at a fixed rate of 7.85%.

     Under terms of the agreement, the Company must meet certain covenants which require, among other things, maintenance of minimum working capital and net worth, and restrictions on capital expenditures.

  Notes Payable -- Former Stockholders

     The notes payable to former stockholders are principally the result of various stock buy-back, confidentiality and noncompete agreements. The notes bear interest at prime and require annual principal payments commencing principally in 1997 through 2000.

     The following is a summary of the annual maturities of long-term debt:

        Year ending December 31,
          1996...........................................................  $1,237,683
          1997...........................................................   1,944,071
          1998...........................................................   1,263,575
          1999...........................................................   1,264,270
          2000...........................................................   1,250,000
          Thereafter.....................................................   2,000,000
                                                                           ----------
                                                                           $8,959,599
                                                                           ==========

NOTE G -- COMMITMENTS AND CONTINGENCIES

     1. In 1995, the Company renewed a lease from a partnership in which certain stockholders of the Company are partners. The lease term is for six years with two five-year renewal options. The lease is on a triple net basis which provides for a rent of approximately $311,000 per annum, subject to increase based upon increases in the borrowing rate charged to the landlord in respect to the financing of the facility.

     In 1995, the Company entered into a lease agreement with a limited liability company in which the stockholders of the Company are members. The lease term is for five years with two five-year renewal options. Base annual rent payments commencing November 1995 are $720,000. The lease requires the Company to pay all property taxes and operating costs of the facility. In connection with this lease agreement, the Company guaranteed a $3,440,000 mortgage loan of the limited liability company.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE G -- COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
     The Company believes that the terms of both such leases are not less favorable to the Company than terms that could be obtained from unaffiliated parties for comparable facilities.

     Rent expense for the year ended August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995, was approximately $338,000, $104,000, $311,000 and $438,000, respectively.

     Minimum annual lease payments under these leases are $1,031,000 in each year through 1999, $971,000 in 2000 and $311,000 thereafter.

     2. In connection with various stock redemption agreements, the Company is obligated to former shareholders for consulting fees, employment agreements and covenants not to compete totalling $393,000 in 1996, $243,000 in each of 1997 and 1998, $176,000 in 1999, $43,000 in 2000 and $170,000 thereafter.

     3. The Company is a party to various legal matters arising in the normal course of business. It is the opinion of management that the disposition of these matters will not have a material adverse effect on the Company's financial position.

     4. The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more federal agencies. The Company's activities are also regulated by various agencies of the states and localities in which the Company's products are manufactured, distributed and sold. The Company is subject to periodic inspection and testing of its products by the Food and Drug Administration, the New Jersey Department of Health and local health departments.

NOTE H -- PROFIT-SHARING PLAN

     The Company has a profit-sharing plan for all its employees meeting certain minimum eligibility requirements. Contributions are at the discretion of the Board of Directors. For the year ended August 31, 1993, four months ended December 31, 1993 and the years ended December 31, 1994 and 1995, contributions to the plan charged to operations were $439,000, $120,000, $505,000 and $620,000, respectively.

NOTE I -- INCOME TAXES

     The components of income tax expense are as follows:

                                                         FOUR MONTHS       YEAR ENDED DECEMBER
                                          YEAR ENDED        ENDED                  31,
                                          AUGUST 31,     DECEMBER 31,     ---------------------
                                             1993            1993           1994         1995
                                          ----------     ------------     --------     --------
    Federal...........................    $1,206,763             --             --           --
    State.............................       368,078       $180,223       $283,327     $256,000
    Investment tax credits............            --             --        (15,140)     (32,000)
                                          ----------       --------       --------     --------
                                          $1,574,841       $180,223       $268,187     $224,000
                                          ==========       ========       ========     ========

NOTE J -- MAJOR CUSTOMERS

     For the year ended August 31, 1993, one customer accounted for approximately 14% of sales. For the year ended December 31, 1994, three customers accounted for approximately 16%, 13% and 11%, respectively, of sales.

     For the year ended December 31, 1995, one customer accounted for approximately 12% of sales. At December 31, 1995, the amount receivable from this customer was approximately 14% of accounts receivable.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE K -- TRANSACTIONS WITH STOCKHOLDERS

     At December 31, 1995, the Company had advances to a stockholder of approximately $254,000 and advances to entities owned by the principal stockholders of the Company of approximately $124,000. In addition, the Company had dividend distributions payable to stockholders totalling approximately $738,000 and $1,254,000, respectively, and a loan payable to stockholders totalling approximately $78,000 at December 31, 1994 and 1995.

     In March 1996, the advance to stockholder of $254,000 was offset by a dividend distribution to the stockholder. The remaining balance of the dividend distributions payable and the loan payable at December 31, 1995 were paid in March 1996. Approximately $65,000 of the advances to these entities were repaid by April 12, 1996. The dividend distributions payable at December 31, 1994 were paid in 1995.

NOTE L -- PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series.

NOTE M -- PRO FORMA INFORMATION

  Pro Forma Statements of Earnings (Unaudited)

     The pro forma adjustments in the statements of earnings reflect a provision for income taxes based upon pro forma pretax earnings as if the Company had been subject to Federal and state income taxes which it is not currently subject to. The pro forma income tax provision has been prepared in accordance with SFAS No.
109. The effective pro forma tax rate of the Company differs from the Federal rate of 34% primarily due to the effects of state income taxes. The Company elected to be taxed as an S corporation pursuant to the Internal Revenue Code. In connection with the proposed public offering, the Company will become subject to Federal and state income tax.

     In addition, as a result of new employment agreements to be entered into with the principal stockholder of the Company, compensation costs will be reduced for 1996. The pro forma adjustment gives effect to these agreements and the resulting compensation differential as if they had been in place for the entire year ended December 31, 1995.

     The pro forma provision for income taxes, after giving effect to the Federal statutory rate of 34% and an approximate state tax provision of 9% after reflecting the Federal tax benefit, consists of the following:

                                                    FOUR MONTHS
                                     YEAR ENDED        ENDED           YEAR ENDED DECEMBER 31,
                                     AUGUST 31,     DECEMBER 31,     ---------------------------
                                        1993            1993            1994             1995
                                     ----------     ------------     ----------       ----------
    Federal........................  $1,206,763       $568,000       $2,811,000       $4,647,000
    State..........................     368,078        165,000          801,000        1,279,000
                                     ----------       --------       ----------       ----------
                                     $1,574,841       $733,000       $3,612,000       $5,926,000
                                     ==========       ========       ==========       ==========

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE M -- PRO FORMA INFORMATION -- (CONTINUED)
     The differences between pro forma income tax expense shown in the statements of earnings and the pro forma computed income tax expense based on the Federal statutory corporate tax rate are as follows:

                                                      FOUR MONTHS
                                       YEAR ENDED        ENDED          YEAR ENDED DECEMBER 31,
                                       AUGUST 31,     DECEMBER 31,     -------------------------
                                          1993            1993            1994           1995
                                       ----------     ------------     ----------     ----------
    Computed income taxes based on
      Federal statutory corporate
      rate of 34%....................  $1,243,549       $615,000       $3,040,000     $4,909,000
    State income taxes, net of
      Federal benefit................     242,891        109,000          529,000        844,000
    Other............................      88,401          9,000           43,000        173,000
                                       ----------       --------       ----------     ----------
                                       $1,574,841       $733,000       $3,612,000     $5,926,000
                                       ==========       ========       ==========     ==========

  Pro Forma Earnings Per Share

     Pro forma earnings per share are based on the weighted average number of common shares outstanding during the period plus the issuance of 51,000 shares to certain employees to be made prior to the proposed public offering.

  Pro Forma Balance Sheet (Unaudited)

     The Company intends to declare a final S corporation dividend to its stockholders of all undistributed S corporation earnings up to $10 million. To the extent that the Company does not have sufficient cash to pay such dividend, it will issue promissory notes payable over a three-year period in an aggregate amount not to exceed the undistributed S corporation earnings through a date prior to the proposed public offering, which payments will commence one month after the effective date of the proposed public offering.

     The pro forma balance sheet of the Company at December 31, 1995 has been adjusted for the pro forma effects of: (1) the distributions to the principal stockholders of approximately $2,015,000 representing the undistributed S corporation earnings through December 31, 1995 (this amount, which relates to Fiscal 1995 earnings, is recorded as a reduction to cash in the pro forma balance sheet at December 31, 1995); (2) additional income tax liabilities as a result of termination of the S corporation status, and (3) issuance of 51,000 shares of common stock to certain employees at a price of $1 per share made shortly before the offering. This includes the recording of $816,000 in common stock and additional paid-in capital, receipt of cash of $51,000, and an unearned compensation contra equity adjustment of $765,000. The shares so issued will be subject to repurchase by the Company, at the same price, if the individual ceases to be employed by the Company prior to the fifth anniversary of the date of purchase, unless such termination is without good cause, as defined in the purchase agreement. Such repurchase right will lapse over a five year period at the rate of 20% of the purchased shares, per year. Accordingly the unearned compensation will be amortized over five years.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE M -- PRO FORMA INFORMATION -- (CONTINUED)
     The following table illustrates the pro forma balance sheet adjustments described above as of December 31, 1995:

    Historical stockholders' equity.........................................  $10,410,850
    Pro forma adjustments:
      (1) Dividend of undistributed S corporation earnings..................   (2,015,845)
      (2) Additional income tax liabilities as a result of termination of the S corporation status which will be charged to operations in
          the period in which the termination occurs........................     (118,000)
      (3) Net effect of issuance of 51,000 shares of common stock to certain
          employees.........................................................       51,000
                                                                              -----------
    Pro forma stockholders' equity..........................................  $ 8,328,005
                                                                              ===========

NOTE N -- SUBSEQUENT EVENTS

  1. Proposed Public Offering of Common Stock

     The Board has authorized the filing of a registration statement relating to an initial public offering of shares of common stock.

     The net proceeds from the issuance and sale of the common stock will be used to fund capital expenditures associated with the build out of the Company's new production, distribution and office facility, to purchase certain machinery and equipment and for general coprorate purposes. A portion of the net proceeds may be used by the Company for strategic acquisitions.

  2. 1996 Stock Option Plan

     In 1996, the Board of Directors and Stockholders approved the adoption of The 1996 Stock Option Plan. The 1996 Stock Option Plan provides for the grant of options to purchase up to 1,300,000 shares of the Company's common stock. These options may be granted to employees, officers of the Company, nonemployee directors of the Company and consultants to the Company. The 1996 Stock Option Plan provides for granting of options to purchase the Company's common stock at not less than the fair value of such shares on the date of the grant.

  3. Employment Agreements

     In connection with the proposed public offering, the Company will enter into employment agreements with its Chairman of the Board and Chief Executive Officer which provide that their salaries and bonuses, will not be greater than $500,000 each in 1996. Such agreements further provide that for 1997 and 1998 the base salary is subject to annual increases of the greater of 5% or the percentage increase in the Consumer Price Index published by the U.S. Department of Labor. Subsequent to June 30, 1997, the bonus shall not be more than $150,000 unless the Compensation Committee determines otherwise, on the basis of operating results.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary...................    3
Risk Factors.........................    8
Use of Proceeds......................   14
Dividend Policy......................   15
S Corporation Distributions..........   15
Dilution.............................   16
Capitalization.......................   17
Selected Consolidated Financial
  Data ..............................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   20
Business.............................   25
Management...........................   37
Certain Relationships and Related
  Transactions.......................   43
Principal and Selling Stockholders...   44
Description of Capital Stock.........   45
Shares Eligible for Future Sale......   47
Underwriting.........................   48
Legal Matters........................   49
Experts..............................   49
Additional Information...............   49
Index to Consolidated Financial
  Statements.........................  F-1

                               ------------------

     UNTIL            , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                7,200,000 SHARES

                          VITAQUEST INTERNATIONAL INC.

                                  COMMON STOCK

                             ---------------------
                                    PROSPECTUS
                             ---------------------

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                            , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                              PAYABLE BY
                                                                              REGISTRANT
                                                                              -----------
    SEC registration fee....................................................  $ 48,537.93
    National Association of Securities Dealers, Inc. filing fee.............    14,576.00
    Blue Sky fees and expenses..............................................    20,000.00
    NASDAQ NMS listing fee..................................................    50,000.00
    Accounting fees and expenses............................................   290,000.00
    Legal fees and expenses.................................................   225,000.00
    Printing and engraving expenses.........................................   140,000.00
    Registrar and Transfer Agent's fees.....................................    35,000.00
    Miscellaneous fees and expenses.........................................    17,000.00
              Total.........................................................  $840,113.93
                                                                               ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article 11 of the Registrant's Certificate of Incorporation, as amended, and Section 5 of the Registrant's By-Laws provides for indemnification to the fullest extent authorized by the Delaware General Corporation Law. The Registrant has also entered into agreements with each of its directors that provide for the indemnification of and the advancement of expenses to such persons to the greatest extent permitted by Delaware law.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant where indemnification will be required or permitted. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director, officer, employee or other agent.

     The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its directors and officers for certain liabilities, including certain liabilities arising under the Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The Registrant has not sold or issued any securities within the past three years, other than 51,000 shares of its Common Stock to be sold to five persons shortly prior to the date of this Offering. The foregoing transactions are considered exempt from the registration requirements of the Act under Section 3(b) and Rule 701 promulgated pursuant thereto. The purchasers of the above-described shares will represent their intention to acquire the shares for investment only and not with a view to the distribution thereof. Appropriate legends will be affixed to the certificates representing the securities issued in such transactions. Similar representations of investment intent will be obtained and similar legends imposed in connection with any subsequent sales of any such securities. All purchasers had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
- ------   ------------------------------------------------------------------------------------
 1.1*    Proposed Form of Underwriting Agreement.
 2.1*    Agreement and Plan of Merger.
 3.1     Certificate of Incorporation of the Registrant.
 3.2     Certificate of Amendment of Certificate of Incorporation of the Registrant dated
         April 29, 1996.
 3.3     Certificate of Amendment of Certificate of Incorporation of the Registrant dated May
         2, 1996.
 3.4     By-laws of the Registrant.
 4.1*    Specimen of Common Stock Certificate of the Registrant.
 5.1*    Opinion of Morrison Cohen Singer & Weinstein, LLP.
10.1     Employment, Non-Competition and Confidentiality Agreement, dated as of January 1,
         1994, between Garden State Nutritionals, Inc. and William Howard, together with letter agreement dated April 30, 1996.
10.2     Consulting, Non-Competition and Confidentiality Agreement, dated as of January 1,
         1995, between Garden State Nutritionals, Inc. and Dan Garcia, together with letter agreement dated April 29, 1996.
10.3*    Restricted Stock Plan of the Registrant.
10.4*    Restricted Stock Purchase Agreements between the Registrant and Messrs. Howard C.
         Munk, Myron Jacobowitz, Stephen J. Young, Dan Garcia and Al Paglinco.
10.5*    1996 Stock Option Plan of the Registrant.
10.6*    1995 Employee Profit Sharing Plan of Garden State Nutritionals, Inc.
10.7     Loan Agreement, dated November 12, 1992, between Garden State Nutritionals, Inc. and
         Chemical Bank, with First Amendment thereto dated as of September 28, 1995.
10.8     Loan Agreement, dated September 28, 1995, between Garden State Nutritionals, Inc.
         and Chemical Bank.
10.9     Lease Agreement, dated as of June 30, 1985, between Garden State Nutritionals, Inc.
         and Vitareal Associates, L.P., as amended on September 25, 1995.
10.10    Lease Agreement, dated as of November 1, 1995, between Garden State Nutritionals,
         Inc. and Leknarf Associates, L.L.C.
10.11    Lease Agreement, dated as of November 1, 1995, between Windmill Marketing Services,
         Inc. and Leknarf Associates, L.L.C.
10.12    Rent rebate agreement, dated as of November 1, 1995, between Garden State
         Nutritionals, Inc. and Leknarf Associates, L.L.C.
10.13*   Form of Promissory Note to be issued by the Registrant to Messrs. Edward, Keith and
         Frank Frankel
16       Letter from Horowitz, Waldman, Berretta & Maldow, CPA, LLP, regarding its concurrence with the statements made by the Registrant regarding the resignation of the Registrant's principal accountant.
21*      Subsidiary of the Registrant
23.1     Consent of Grant Thornton LLP, Independent Auditors.
23.2*    Consent of Morrison Cohen Singer & Weinstein, LLP.
24       Power of Attorney (included in the signature page filed as a part of this
         Registration Statement).
27.1     Financial Data Schedule -- December 31, 1995.
27.2*    Financial Data Schedule -- March 31, 1996.

- ---------------
* To be filed by amendment.

                                                                                PAGE
                                                                                -----
            (b) Financial Statement Schedules:
 Schedule II -- Valuation and Qualifying Accounts.............................   S-1
                                                                                -----

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 13, 1996.

                                          VITAQUEST INTERNATIONAL INC.

                                          By  /s/  Edward M. Frankel
                                          --------------------------------------
                                                    Edward M. Frankel,
                                                    President and Chairman
                                                    of the Board

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward M. Frankel and Keith I. Frankel, or either of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his or her substitute, may do or choose to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   NAME                                    TITLE                     DATE
- ------------------------------------------  -----------------------------------  -------------
          /s/  Edward M. Frankel            President (Principal Executive       May 13, 1996
- ------------------------------------------  Officer) and Chairman of the Board
            Edward M. Frankel               of Directors

          /s/  Keith I. Frankel             Chief Executive Officer and          May 13, 1996
- ------------------------------------------  Director
             Keith I. Frankel

          /s/  Stephen J. Young             Chief Financial Officer, Treasurer   May 13, 1996
- ------------------------------------------  and Secretary (Principal Financial
             Stephen J. Young               and Accounting Officer)

         /s/  Julius M. Horowitz            Director                             May 13, 1996
- ------------------------------------------
            Julius M. Horowitz

           /s/  Joel H. Girsky              Director                             May 13, 1996
- ------------------------------------------
              Joel H. Girsky

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                    YEARS ENDED DECEMBER 31, 1995 AND 1994,
                    THE FOUR MONTHS ENDED DECEMBER 31, 1993
                       AND THE YEAR ENDED AUGUST 31, 1993

                                                             COLUMN C
                                                     -------------------------
                                                             ADDITIONS
                                                     -------------------------
                                       COLUMN B         (1)            (2)                         COLUMN E
                                      ----------                    CHARGED TO      COLUMN D      ----------
              COLUMN A                BALANCE AT     CHARGED TO       OTHER        ----------     BALANCE AT
- ------------------------------------  BEGINNING      COSTS AND      ACCOUNTS-      DEDUCTIONS-      END OF
            DESCRIPTION               OF PERIOD       EXPENSES       DESCRIBE      DESCRIBE(A)      PERIOD
- ------------------------------------  ----------     ----------     ----------     ----------     ----------
Year ended December 31, 1995
  Allowance for doubtful accounts...   $ 200,000      $181,000                      $     --       $ 381,000
                                        ========      ========                      ========        ========
Year ended December 31, 1994
  Allowance for doubtful accounts...   $ 150,000      $256,000                      $206,000       $ 200,000
                                        ========      ========                      ========        ========
Four months ended December 31, 1993
  Allowance for doubtful accounts...   $ 150,000      $     --                      $     --       $ 150,000
                                        ========      ========                      ========        ========
Year ended August 31, 1993
  Allowance for doubtful accounts...   $  98,000      $102,000                      $ 50,000       $ 150,000
                                        ========      ========                      ========        ========

- ---------------
(a) Represents accounts written off.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION OF DOCUMENT                             PAGE
- ------    -----------------------------------------------------------------------------  ----
 1.1*     Proposed Form of Underwriting Agreement.
 2.1*     Agreement and Plan of Merger.
 3.1      Certificate of Incorporation of the Registrant.
 3.2      Certificate of Amendment of Certificate of Incorporation of the Registrant
          dated April 29, 1996.
 3.3      Certificate of Amendment of Certificate of Incorporation of the Registrant
          dated May 2, 1996.
 3.4      By-laws of the Registrant.
 4.1*     Specimen of Common Stock Certificate of the Registrant.
 5.1*     Opinion of Morrison Cohen Singer & Weinstein, LLP.
10.1      Employment, Non-Competition and Confidentiality Agreement, dated as of
          January 1, 1994, between Garden State Nutritionals, Inc. and William Howard, together with letter agreement dated April 30, 1996.
10.2      Consulting, Non-Competition and Confidentiality Agreement, dated as of
          January 1, 1995, between Garden State Nutritionals, Inc. and Dan Garcia, together with letter agreement dated April 29, 1996.
10.3*     Restricted Stock Plan of the Registrant.
10.4*     Restricted Stock Purchase Agreements between the Registrant and Messrs.
          Howard C. Munk, Myron Jacobowitz, Stephen J. Young, Dan Garcia and Al
          Paglinco.
10.5*     1996 Stock Option Plan of the Registrant.
10.6*     1995 Employee Profit Sharing Plan of Garden State Nutritionals, Inc.
10.7      Loan Agreement, dated November 12, 1992, between Garden State Nutritionals,
          Inc. and Chemical Bank, with First Amendment thereto dated as of September
          28, 1995.
10.8      Loan Agreement, dated September 28, 1995, between Garden State Nutritionals,
          Inc. and Chemical Bank.
10.9      Lease Agreement, dated as of June 30, 1985, between Garden State
          Nutritionals, Inc. and Vitareal Associates, L.P., as amended on September 25,
          1995.
10.10     Lease Agreement, dated as of November 1, 1995, between Garden State
          Nutritionals, Inc. and Leknarf Associates, L.L.C.
10.11     Lease Agreement, dated as of November 1, 1995, between Windmill Marketing
          Services, Inc. and Leknarf Associates, L.L.C.
10.12     Rent rebate agreement, dated as of November 1, 1995, between Garden State
          Nutritionals, Inc. and Leknarf Associates, L.L.C.
10.13*    Form of Promissory Note to be issued by the Registrant to Messrs. Edward,
          Keith and Frank Frankel
16        Letter from Horowitz, Waldman, Berretta & Maldow, CPA, LLP, regarding its concurrence with the statements made by the Registrant regarding the resignation of the Registrant's principal accountant.
21*       Subsidiary of the Registrant
23.1      Consent of Grant Thornton LLP, Independent Auditors.
23.2*     Consent of Morrison Cohen Singer & Weinstein, LLP.
24        Power of Attorney (included in the signature page filed as a part of this
          Registration Statement).
27.1      Financial Data Schedule -- December 31, 1995.
27.2*     Financial Data Schedule -- March 31, 1996.

- ---------------
* To be filed by amendment.